Filed pursuant to General Instruction II.L of Form F-10
File No. 333-184559

PROSPECTUS SUPPLEMENT

(To the Short Form Base Shelf Prospectus dated November 1, 2012)

New Issue	November 14, 2012

8,000,000 Common Shares

BROOKFIELD RESIDENTIAL PROPERTIES INC.

US$14.490 per common share

We are selling 8,000,000 shares of our common shares (the “Common Shares”) at a price of US$14.490 per Common Share (the “Offering Price”) for an aggregate amount of US$115,920,000 (the “Offering”). The currency of the Offering Price will be United States dollars. We have granted the Underwriters (as defined below) an option to purchase up to 1,200,000 additional Common Shares the (“Additional Shares”), solely to cover over-allotments.

Our Common Shares are listed on the New York Stock Exchange (the “NYSE”) and the Toronto Stock Exchange (the “TSX”) under the symbol “BRP.” The last reported sale price of our Common Shares on the NYSE and the TSX on November 14, 2012 was US$14.49 and C$14.40, respectively.

Concurrent with, and conditional upon, the closing of the Offering, we will, pursuant to an exemption from the Canadian and U.S. prospectus and registration requirements (the “Concurrent Private Placement”), issue and sell 8,000,000 Common Shares to Brookfield Asset Management Inc. (“Brookfield”) at a purchase price of US$13.874 per Common Share, representing the Offering Price per Common Share net of the underwriting discount under the Offering, for aggregate proceeds from the Concurrent Private Placement of US$110,992,000. Following the Offering and the Concurrent Private Placement, Brookfield will own an approximate 69.2% interest in the Company before the exercise of the over-allotment option by the Underwriters. See “Concurrent Private Placement” and “Use of Proceeds.”

Our registered office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 and we operate a head office at 4906 Richard Road SW, Calgary, Alberta, Canada, T3E 6L1.

Investing in our Common Shares involves significant risks. See “Risk Factors” beginning on page S-9.

Neither the United States Securities and Exchange Commission nor any securities commission of any state of the United States or any Canadian securities regulator has approved or disapproved the Common Shares offered hereby or passed upon adequacy or accuracy of this prospectus supplement (the “Prospectus Supplement”) or the short form base shelf prospectus dated November 1, 2012 to which it relates, as further amended or supplemented (the “Shelf Prospectus”, together with the Prospectus Supplement, the “Prospectus”). Any representation to the contrary is a criminal offense.

	Per Common Share		Total(3)
Public Offering Price	US$	14.490	US$	115,920,000
Underwriting Discount(1)	US$	0.616	US$	4,928,000
Proceeds, before expenses, to the Company(2)	US$	13.874	US$	110,992,000
(1)	The Underwriters’ discount is equal to 4.25% of the gross proceeds of the Offering. See “Underwriting.”
(2)	Before deduction of the Company’s expenses of this issue, estimated at $1.0 million, excluding underwriting discounts. See “Underwriting.”
(3)	The Company has granted to the Underwriters an over-allotment option, solely to cover over-allotments, exercisable until the date which is 30 days following the date of this Prospectus Supplement, to purchase from us on the same terms up to 1,200,000 Additional Shares, being a number equal to 15% of the number of Common Shares sold in the Offering. If the over-allotment option is exercised in full, gross proceeds will be US$133,308,000 and the proceeds, before expenses but after the underwriting discount, to the Company, will be US$127,640,800. A purchaser who acquires Common Shares forming part of the Underwriters’ over-allotment position acquires those Additional Shares under this Prospectus regardless of whether the over-allotment is ultimately filled through the exercise of the over-allotment option or secondary market purchases.

Underwriters’ Position	Maximum Size or Number of Securities Available	Exercise Period	Exercise Price
Over-Allotment Option	Option to acquire up to an additional 1,200,000 Common Shares	30 days following the date of this Prospectus Supplement	US$13.874 per Common Share

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Wells Fargo Securities, LLC, CIBC World Markets Inc., HSBC Securities (Canada) Inc., J.P. Morgan Securities LLC, Mitsubishi UFJ Securities (USA), Inc., RBC Capital Markets, LLC, Scotia Capital (USA) Inc., and TD Securities Inc. (the “Underwriters”) expect to deliver the Common Shares to purchasers on or about November 20, 2012 through the book-entry facilities of The Depository Trust Company.

In connection with the Offering, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time. See “Underwriting.”

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

Your ability to enforce civil liabilities under United States federal securities laws may be adversely affected because we are organized under the laws of the Province of Ontario, Canada, some of our officers and directors and the underwriters or experts named in this Prospectus are residents of Canada, and that some of our assets and the assets of those officers, directors, underwriters and experts are located outside of the United States.

Purchasing, holding or disposing of the Common Shares described herein may have tax consequences both in the United States and Canada. This Prospectus may not describe these tax consequences fully. Prospective investors should read the tax discussion contained herein under “Certain Canadian Income Tax Considerations” and “Certain United States Income Tax Consideration” and consult their own tax advisor with respect to their own particular circumstances.

Joint Book-Running Managers

Citigroup	Credit Suisse	Wells Fargo Securities

Co-Managers

CIBC
HSBC
J.P. Morgan
Mitsubishi UFJ Securities
RBC Capital Markets
Scotiabank
TD Securities

PROSPECTUS SUPPLEMENT

Capitalized terms which are used but not otherwise defined in this Prospectus Supplement shall have the meaning ascribed thereto in the Shelf Prospectus. All references in the Prospectus to “Canada” mean Canada, its provinces, its territories, its possessions and all areas subject to its jurisdiction.

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ABOUT THIS PROSPECTUS SUPPLEMENT

This Prospectus Supplement supplements the Shelf Prospectus. The Prospectus relates to the offering by Brookfield Residential of the securities described therein.

The Prospectus has two parts. The first part is this Prospectus Supplement, which describes the specific terms of this Offering and also adds to and updates information contained in the Shelf Prospectus and the documents incorporated by reference. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to this Offering. TO THE EXTENT THERE IS A CONFLICT BETWEEN THE INFORMATION CONTAINED IN THIS PROSPECTUS SUPPLEMENT, THE INFORMATION CONTAINED IN THE ACCOMPANYING SHELF PROSPECTUS OR THE INFORMATION CONTAINED IN ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN OR THEREIN, THE INFORMATION CONTAINED IN THE MOST RECENTLY DATED DOCUMENT SHALL CONTROL.

It is important for you to read and consider all information contained in the Prospectus, including the documents incorporated by reference herein, in making your investment decision. The Prospectus incorporates important business and financial information about us and our subsidiaries that is not included in or delivered with these documents. This information is available without charge to security holders upon written or oral request.

We have not authorized anyone to give any information or to make any representation not contained, incorporated or deemed incorporated by reference in the Prospectus in connection with the offering of Common Shares in this Offering. We do not, and the Underwriters do not, take any responsibility for, and can provide no assurances as to the reliability of, any information that others may provide to you. You should not assume that the information contained in this Prospectus Supplement and the Shelf Prospectus is correct as of any date after the respective dates of this Prospectus Supplement and the Shelf Prospectus, even though this Prospectus Supplement and the Shelf Prospectus are delivered or these Common Shares are offered or sold on a later date.

The Prospectus is not an offer to sell any security other than our Common Shares and it is not soliciting an offer to buy any security other than our Common Shares. The Prospectus is not an offer to sell our Common Shares to any person, and we are not soliciting an offer from any person to buy our Common Shares, in any jurisdiction where the offer or sale to that person is not permitted.

This communication is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (iii) high net worth companies, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). The Common Shares are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such Shares will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

CURRENCY

Unless otherwise specified, all dollar amounts in the Prospectus are expressed in U.S. dollars and references to “dollars,” “$” or “US$” are to U.S. dollars and all references to “C$” are to Canadian dollars

FORWARD-LOOKING STATEMENTS

Certain information in this Prospectus Supplement and the Prospectus, including the documents incorporated by reference, may constitute forward-looking statements and information within the meaning of applicable securities laws, including within the meaning under Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These forward-looking statements reflect the current beliefs of Brookfield Residential’s management and are based on assumptions and information currently available to the management team of Brookfield Residential. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” “project,” “future” or the negative of these terms or other comparable terminology. Although management of Brookfield Residential believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in the Prospectus are based upon reasonable assumptions and expectations, readers of the Prospectus and prospective investors should not place undue reliance on such forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Residential to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Various factors, in addition to those discussed elsewhere in the Prospectus, that could affect the future results of Brookfield Residential and could cause actual results to differ materially from those expressed in the forward-looking statements and information include, but are not limited to: the business and results of operations of Brookfield Residential will be materially and adversely affected by weakness in general economic, real estate and other conditions; rising mortgage rates or decreases in the availability of mortgage financing will discourage people from buying new homes; laws and regulations related to property development and to the environment subject Brookfield Residential to additional costs and delays which could adversely affect our business and results of operations; if Brookfield Residential is not able to develop and market our master-planned communities successfully, our business and results of operations will be adversely affected; difficulty in retaining qualified trades workers, or obtaining required materials and supplies, will adversely affect the business and results of operations of Brookfield Residential; Brookfield Residential’s business and results of operations could be materially adversely affected by labor relations; homebuilding is subject to home warranty and construction defect claims in the ordinary course of business and, furthermore, Brookfield Residential will sometimes face liabilities when its acts as a general contractor, and may be responsible for losses when we hire general contractors; if Brookfield Residential is not able to raise capital on favorable terms, our business and results of operations will be adversely affected; Brookfield Residential’s debt and leverage could adversely affect our financial condition; Brookfield Residential’s business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales; Brookfield Residential’s business will be susceptible to adverse weather conditions and natural disasters; increased insurance risk will adversely affect Brookfield Residential’s business; tax law changes in the United States could make home ownership more expensive or less attractive; residential homebuilding is a competitive industry, and competitive conditions may adversely affect Brookfield Residential’s results of operations; if Brookfield Residential is not able to retain its executive officers, the business and results of operations of Brookfield Residential could be adversely affected; Brookfield’s status as the majority shareholder of Brookfield Residential may create conflicts of interest with other Brookfield Residential shareholders and could cause Brookfield Residential to take actions that other Brookfield Residential shareholders do not support; Brookfield’s significant ownership interest in Brookfield Residential and other anti-takeover provisions could deter an acquisition proposal for Brookfield Residential that shareholders may consider favorable; Brookfield Residential’s relationships with its affiliates may be on terms more or less favorable than those that could be obtained from third parties; Brookfield Residential is a “controlled company” within the meaning of the NYSE rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not “controlled companies”; although the Common Shares are listed on the NYSE, as a foreign private issuer Brookfield Residential has elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the NYSE; the trading price for Brookfield Residential’s shares or other securities could fluctuate significantly and the market for its shares or other securities could be particularly volatile because of Brookfield’s significant ownership; Brookfield Residential does not expect to pay dividends on its Common Shares in the foreseeable future; if Brookfield Residential were determined to be a passive foreign investment company, the determination would result in certain potentially adverse United States federal income tax consequences to United States holders of Common Shares; Brookfield Residential’s success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire such properties; Brookfield Residential’s business is seasonal in nature and quarterly operating results can fluctuate; Brookfield Residential may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavours; Brookfield Residential may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims; changes to foreign currency exchange rates could adversely affect our earnings and net asset value; Brookfield Residential’s relationship with its majority shareholder Brookfield and other affiliates may be on terms more or less favourable than those that could be obtained from third parties; higher cancellation rates of existing agreements of sale may have an adverse effect on Brookfield Residential’s business; inability to obtain additional performance, payment, completion and surety bonds and letters of credit could limit Brookfield Residential’s future growth; failure in Brookfield Residential’s financial and commercial controls could result in significant cost overruns or errors in valuing sites; any increase in unemployment or underemployment leading to increases in loan delinquencies and property repossessions may have an adverse impact on Brookfield Residential; a decline in the market value of Brookfield Residential’s land and housing inventories could affect results of operations and Brookfield Residential could be adversely affected by impairments and write-downs; difficulty enforcing civil liabilities in the United States against Brookfield Residential and our directors and officers; a major health and safety incident relating to Brookfield Residential business could be costly in terms of potential liabilities and reputational damage; and other risks and factors described from time to time in the documents filed by Brookfield Residential with the securities regulators in Canada and the United States, including the risk factors described herein under “Risk Factors” and in our Annual Information Form dated March 30, 2012 under the headings “Risks Related to the Business of the Corporation” and “Risks Related to the Corporation’s Common Shares” and in our most recent interim report.

The forward-looking statements and information contained in the Prospectus are expressly qualified by this cautionary statement. Brookfield Residential undertakes no obligation to publicly update or revise any forward-looking statements or information contained in the Prospectus or the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law.

USE OF NON-GAAP FINANCIAL MEASURES

Gross margins on land and home sales presented in the Company’s financial statements incorporated herein by reference is a measure of our performance that is not required by, or presented in accordance with, accounting principles generally accepted in the United States (“GAAP”) and is defined by the Company as sales of land and homes less respective direct cost of sales of land and homes. Management finds gross margin to be an important and useful measurement, as the Company uses it to evaluate its performance and believes it is a widely-accepted financial measure by users of its financial statements in analyzing its operating results. Additionally, gross margin is important to the Company’s management because it assists management in making strategic decisions regarding the Company’s construction pace, product mix and product pricing based upon the profitability generated on homes and land actually delivered during previous periods. Gross margin also provides comparability to similar calculations by its peers in the homebuilding industry. However, gross margins as presented may not be fully comparable to similarly-titled measures reported by other companies because not all companies calculate this metric in an identical manner.

This measure is not intended to represent GAAP gross margins and it should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

EXCHANGE RATE DATA

The following table sets forth certain exchange rates based on the Bank of Canada noon exchange rate (the “Noon Exchange Rate”). These rates are set forth as U.S. dollars per $1.00. On November 9, 2012, the Noon Exchange Rate was US$0.9994 equals C$1.00.

Period	High	Low	Average(1)	End of Period
Year ended December 31, 2009	0.9716	0.7692	0.8757	0.9555
Year ended December 31, 2010	1.0054	0.9278	0.9709	1.0054
Three months ended September 30, 2011	1.0583	0.9626	1.0197	0.9626
Nine months ended September 30, 2011	1.0583	0.9626	1.0224	0.9626
Year ended December 31, 2011	1.0583	0.9430	1.0111	0.9833
Three months ended September 30, 2012	1.0299	0.9790	1.0044	1.0166
Nine months ended September 30, 2012	1.0299	0.9599	0.9977	1.0166

(1)	The average of the exchange rates on the last day of each month during the applicable period.

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SUMMARY

This summary is not complete and does not contain all of the information that you should consider before investing in the Common Shares. You should read the entire Prospectus carefully, including the documents incorporated by reference, especially the risks discussed under the “Risk Factors” section of this Prospectus Supplement, and our consolidated financial statements and the notes to those statements incorporated herein by reference. Unless the context otherwise requires, all references to “Brookfield Residential,” “the Company,” “we,” “us” or “our” include Brookfield Residential Properties Inc. and its subsidiaries and predecessors as a combined entity. Unless indicated otherwise, all information in the Prospectus assumes that the Underwriters do not exercise the option to purchase additional Common Shares described in “Underwriting.”

The Company

Brookfield Residential is a publicly-traded North American land development and homebuilding company listed on the NYSE and the TSX under the symbol “BRP.” We are the fifth-largest public North American residential platform by land and housing assets, and, as at September 30, 2012, held over 100,000 lots in North America.

We currently focus primarily on the following markets: Canada, California and Central and Eastern United States. Our Canadian operations operate primarily in the Alberta and Ontario markets. The California operations include our operations in Northern California (San Francisco, Bay Area and Sacramento) and Southern California (Southland / Los Angeles and San Diego / Riverside). The Central and Eastern United States operations include the Washington D.C., Colorado and Texas operations. We target these markets as we believe over the longer term they offer positive characteristics, including strong housing demand, barriers to entry and close proximity to areas where we expect strong employment growth.

We report each of these geographic regions as distinct reportable segments in our financial statements. However, each reportable segment carries on the same business of operating as a land developer and homebuilder. As such, the following discussion is common to all the reportable segments.

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single-family and multi-family homes in our own and others’ communities. In each of our markets, we operate through local business units which are involved in all phases of planning and building our master-planned communities and infill developments. These operations include sourcing and evaluating land acquisitions, site planning, obtaining entitlements, developing the land, product design, constructing, marketing and selling homes and homebuyer customer service. These business units may also construct - or sell land for the construction of - commercial shopping centers in our communities.

Brookfield Residential has a reputation for delivering first-class master-planned communities and infill developments. Master-planned communities are new home communities that typically feature community centers, parks, recreational areas, schools, commercial areas and other amenities. In an infill development, Brookfield Residential develops land and constructs homes in previously urbanized areas on underutilized land.

Business Strategy

Our goal is to maximize the total return on our common shareholders’ equity over the long term. The key elements of our strategy to achieve this goal are as follows:

Selective Acquisitions

•	Focus on markets where we have a competitive advantage and where there are barriers to entry.

•	Purchase land at lower prices in advance of growth.

•	Hold and add value through the entitlement process.

Proactive Asset Management

•	Sell lots when capital can be redeployed to an asset providing higher returns or where risk can be reduced in a market area.

•	Look for additional opportunities within our current markets that exist through changes in land use, for example, infill land development.

•	Finance undeveloped land with equity and vendor take-back mortgages where possible, utilize debt for servicing costs to create finished lots and for homebuilding.

•	Establish and maintain relationships with strong homebuilders in each market.

•	Continue improving the quality and risk of assets owned, through trading assets, or structuring acquisition opportunities.

High Growth Markets

•	Choose markets with strong employment and housing demand. Brookfield Residential is currently invested in geographic markets that include:

•	Washington D.C.—government and technology markets

•	California—technology, entertainment, tourism and agriculture markets

•	Calgary, Edmonton and Denver—energy sector, technology and government markets

•	Toronto—financial services and manufacturing markets

•	Austin—government, technology, education and healthcare markets

•	Purchase land in growth corridors taking a long-term view of where master-planned community development opportunities exist.

Decentralized Operating Structure

•	Possess in-depth knowledge of our markets through our local management teams, who source acquisitions, design product and manage marketing, sales and construction.

•	Continue operating business units as fully integrated profit centers with management incentives by profit center.

Creating Communities

•	Integrate land planning and development with housing product and design.

•	Lead in introducing new concepts, living styles, community planning and amenities.

•	Cooperate with local and regulatory authorities to meet community objectives and needs.

•

Develop communities that provide a mix of housing choices and price points. This increases absorptions and provides opportunities for residents to remain in the community and purchase new homes as their needs change.

•	Construct commercial shopping centers in communities we develop providing residents with local access to retail services.

Minimizing Risk

•	Focus on managing risk in each stage of the land development and homebuilding process. When appropriate, we will utilize options and joint ventures for the entitlement of land.

•	Strive to match construction starts to our sales rates.

•	Manage potential product liability through quality and customer satisfaction.

Focused on First Time Product in Canada and Move-Up in the United States

We offer a diverse selection of housing products and price points targeting various buyers in an attempt to meet the unique regional needs across North America. Our communities include a wide range of housing options that may include entry-level condominiums, townhomes, move-up single family homes luxury homes, and custom homes. We attempt to address the specific needs of various buyer profiles and niche markets by focusing on architectural designs and interior finishes. Our Canadian homes have an average selling price of $353,000, based on sales so far in 2012, putting our price point in-line with the Canadian national average of approximately $356,000 per home sold in September of 2012, according to the Canadian Real Estate Association. In the United States, our price point is significantly higher than the national average of approximately $292,400 as of September 2012, according to the U.S. Census Bureau, with prices of $476,000 and $428,000 for California and Central and Eastern U.S., respectively, based on sales so far in 2012. Our housing offerings and price points reflect our decision to not enter into the high-rise market and we believe balances supply and demand at the local level.

Canadian and U.S. Housing Market Overview

We believe that Canada is an attractive and stable market. While mortgage rates remain at historical lows, we believe that Canada’s conservative lending practices have resulted in a less speculative housing environment relative to other markets. In contrast to the United States, the housing market in Canada has enjoyed both steady volumes and increased prices. Except for 2009, annual Canadian housing starts have been between 190,000 and 240,000 for the past decade, according to the Canada Mortgage and Housing Corporation (the “CMHC”). According to CMHC, multi-family starts are expected to decline in 2013, while forecast for single family new home market remains stable.

In the United States, we operate in markets that we believe are poised for recovery. According to the California Association of Realtors, California recovery is expected to continue into 2013 with both homes sales and median sale price expected to rise. Additionally, California’s total unemployment rate is projected to fall below double digits by 2013 with nonfarm job and population growth estimated at 1.6% and 0.9%, respectively, according to the California Association of Realtors. We believe that Austin, Texas has performed well through the cycle, where we hold 27% of our U.S. lots, while Denver, Colorado where we hold 21% of our U.S. lots, is lagging in the recovery. We also believe that the Washington D.C. Metro area housing market has been a leader in the U.S. homebuilding recovery as one of the first markets out of the downturn. We hold 10% of our U.S. lots in the Washington D.C. region.

Our Principal Shareholder

As of the date hereof, Brookfield beneficially owns, or controls or directs, directly or indirectly, 73,493,112 Common Shares of the Company, representing approximately 72.2% of the outstanding Common Shares.

The Offering

The following summary is not intended to be complete. For a more detailed description of our Common Shares, see “Description of Common Shares” in the Prospectus.

Issuer	Brookfield Residential Properties Inc.

Common Shares to be offered by us	8,000,000 Common Shares(1)

Common Shares to be outstanding after this Offering	117,839,540 Common Shares(1)(2)(3)

Use of proceeds	We estimate that net proceeds to us from the Offering after deducting underwriting discounts but before deducting the estimated offering expenses will be approximately $111 million, based on the Offering Price. See “Use of Proceeds.”

We intend to use the proceeds received by us in this Offering and the Concurrent Private Placement to repay a portion of the outstanding debt owed to Brookfield Office Properties Inc. and for working capital and general corporate purposes, including the pay down of a revolving credit facility with Brookfield Asset Management Inc.

Underwriters’ over-allotment option to purchase Additional Shares	We have granted the Underwriters an over-allotment option for 30 days to purchase up to 1,200,000 Additional Shares.

Toronto Stock Exchange and New York Stock Exchange Symbol	BRP

Risk Factors	You should consider carefully all of the information set forth in this Prospectus Supplement and the Shelf Prospectus and, in particular, the information under the heading “Risk Factors” prior investing in our Common Shares.

Concurrent Private Placement	Concurrently with, and conditional upon, the closing of the Offering, we will issue 8,000,000 Common Shares to Brookfield Asset Management Inc. by way of private placement. See “Concurrent Private Placement.”

(1)	Does not include exercise of the Underwriters’ option to purchase up to 1,200,000 Additional Shares.
(2)	Includes 8,000,000 Common Shares being sold pursuant to the Concurrent Private Placement.
(3)	As of November 9, 2012, excludes 934,916 Common Shares issuable upon exercise of outstanding stock options at a weighted average exercise price of $9.31 per Common Share.

Summary Financial Information

The following table presents summary historical consolidated financial and operating data of Brookfield Residential and its subsidiaries as of and for each of the nine months ended September 30, 2012 and 2011, and as of and for each of the two years ended December 31, 2011 and 2010. The consolidated statement of operations data for the periods ended September 30, 2012 and 2011 have been derived from Brookfield Residential’s unaudited condensed consolidated financial statements, which, in our opinion, contain all of the adjustments necessary for a fair presentation of our consolidated financial condition and results of operations as of the dates and for the periods presented. Operating results for the nine months ended September 30, 2012 are not necessarily indicative of the results that may be expected for the year ending December 31, 2012 or for any future period. The consolidated balance sheet and statement of operations data for the years ended December 31, 2011 and 2010 have been derived from Brookfield Residential’s audited consolidated financial statements. You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes incorporated by reference into the Prospectus.

Results of Operations for the Three and Nine Months Ended September 30, 2012 and 2011

Key financial results and operating data for the three and nine months ended September 30, 2012 compared to the three and nine months ended September 30, 2011 were as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
(millions of U.S. dollars, except unit activity, average selling price and per share amounts)	2012	2011	2012	2011
Key Financial Results
Land revenue—total	$62	$116	$215	$359
Land revenue—normalized(1)	62	73	215	206
Land revenue—non-recurring(1)	—	43	—	153
Housing revenue	183	112	410	285
Gross margin(2)—total ($)	69	70	181	180
Gross margin—normalized(1) ($)	69	53	181	122
Gross margin—non-recurring(1) ($)	—	17	—	58
Gross margin—total (%)	28%	31%	29%	28%
Gross margin—normalized (%)	28%	29%	29%	25%
Gross margin—non-recurring (%)	—	40%	—	38%
Income before income taxes	25	29	64	81
Income tax expense	(11)	(10)	(27)	(101)
Net income / (loss) attributable to Brookfield Residential	15	19	37	(19)
Basic income / (loss) per share	$0.15	$0.19	$0.37	$(0.19)
Diluted income / (loss) per share	$0.15	$0.19	$0.37	$(0.19)

(1)	The normalized land revenue and gross margins exclude the impact of a change in business practice in Alberta, which impacted the timing of revenue recognition. The impact on the timing of revenue recognition affects how land revenue and gross margins are reflected in our key financial results and key operating data and we have reflected this impact in a separate line item.
(2)	Gross margin is a non-GAAP financial measure and has been presented because we find it useful in evaluating our performance and believe that it may provide comparability to similar calculations by our competitors. Gross margins as presented may not be fully comparable to similarly-titled measures reported by our competitors. See “Use of Non-GAAP Financial Measures”.

	Three Months Ended September 30		Nine Months Ended September 30
(millions of U.S. dollars, except unit activity, average selling price and per share amounts)	2012	2011	2012	2011
Key Operating Data
Lot closings—normalized (single family units)(1)	386	413	1,123	1,136
Lot closings—non-recurring (single family units)(1)	—	237	—	842
Acres closings (multi-family, industrial and commercial parcels)	2	15	25	24
Average lot selling price—normalized (single family units)	$156,000	$162,000	$151,000	$174,000
Average lot selling price—non-recurring (single family units)	$—	$166,000	$—	$166,000
Average per acre selling price (multi-family, industrial and commercial parcel sales)	$778,000	$633,000	$1,092,000	$843,000
Home closings for Brookfield Residential (units)	477	307	1,083	767
Home closings for unconsolidated entities (units)	13	10	44	15
Average home selling price (per unit)	$384,000	$366,000	$379,000	$371,000
Average home selling price for unconsolidated entities (per unit)	$224,000	$373,000	$209,000	$365,000
Net new home orders for Brookfield Residential (units)	461	389	1,533	1,226
Net new home orders for unconsolidated entities (units)	21	19	58	39
Backlog for Brookfield Residential (units at end of period)	1,095	813	1,095	813
Backlog for unconsolidated entities (units at end of period)	28	14	28	14

(1)	The normalized land revenue and gross margins exclude the impact of a change in business practice in Alberta, which impacted the timing of revenue recognition. The impact on the timing of revenue recognition affects how the land revenue and gross margin are reflected in our key financial results and key operating data and we have reflected this impact in a separate line item.

Consolidated Balance Sheets as of December 31, 2011 and 2010

(all dollar amounts are in thousands of U.S. dollars)

	As of December 31
	2011	2010
Assets
Land and housing inventory	$2,113,245	$2,193,947
Investments in unconsolidated entities	143,821	137,203
Receivables and other assets	310,443	217,972
Restricted cash	9,128	7,366
Cash and cash equivalents	2,162	4,345
Deferred income tax assets	—	75,225

Total assets	$2,578,799	$2,636,058

Liabilities and Equity
Project specific and other financings	$825,687	$1,025,339
Notes payable	469,776	—
Accounts payable and other liabilities	247,420	288,456
Deferred income tax liabilities	27,773	—

Total liabilities	1,570,656	1,313,795

Other interests in consolidated subsidiaries	32,434	42,461

Preferred shares—70,002 shares outstanding (December 31, 2010—9,995,739 shares outstanding)	1,748	288,065
Common Shares—99,342,718 shares outstanding (December 31, 2010—53,808,461 shares outstanding)	93,383	183,803
Additional paid-in-capital	404,777	151,617
Treasury stock, at cost	—	(110,807)
Retained earnings	390,429	692,855
Non-controlling interest	6,439	6,456
Accumulated other comprehensive income	78,933	67,813

Total equity	975,709	1,279,802

Total liabilities and equity	$2,578,799	$2,636,058

Consolidated Statements of Operations for the Years Ended December 31, 2011 and 2010

(all dollar amounts are in thousands of U.S. dollars, except per share amounts)

	Years Ended December 31
	2011	2010
Revenues
Land	$524,095	$354,822
Housing	483,990	599,352

Total revenues	1,008,085	954,174

Direct Cost of Sales
Land	(326,712)	(194,313)
Housing	(413,429)	(492,968)

Total direct cost of sales	(740,141)	(687,281)
Selling, general and administrative expense	(101,030)	(99,206)
Equity in earnings / (loss) from unconsolidated entities	4,119	(261)
Depreciation	(3,544)	(3,107)
Interest expense	(37,077)	—
Other (expense) / income	(252)	25,111

Income Before Income Taxes	130,160	189,430
Current income tax expense	(22,240)	(42,782)
Deferred income tax expense	(103,085)	(15,633)

Net Income	4,835	131,015

Other Comprehensive Income
Unrealized foreign exchange gain / (loss) on:
Translation of the net investment in Canadian subsidiaries	(13,648)	35,209
Translation of the Canadian dollar denominated debt designated as a hedge of the net investment in Canadian subsidiaries	24,768	—

Comprehensive Income	$15,955	$166,224

Net Income / (Loss) Attributable To:
Consolidated	$4,835	$131,015
Non-controlling interests and other interests in consolidated subsidiaries	(2,453)	(1,464)

Brookfield Residential	$7,288	$132,479

Comprehensive Income / (Loss) Attributable To:
Consolidated	$15,955	$166,224
Non-controlling interests and other interests in consolidated subsidiaries	(2,453)	(1,464)

Brookfield Residential	$18,408	$167,688

Common Shareholders Earnings / Per Share
Basic	$0.07	$1.11
Diluted	$0.07	$1.11
Weighted Average Common Shares Outstanding (in thousands)
Basic	99,949	101,343
Diluted	100,217	101,431

RISK FACTORS

An investment in the Common Shares involves a high degree of risk. Before making an investment decision, you should carefully consider the risks described below and incorporated by reference from our Annual Information Form under the sections entitled “Risks Related to the Business of the Corporation” and “Risks Related to the Corporation’s Common Shares” and the other information incorporated by reference in this Prospectus Supplement and the Prospectus, as updated by our subsequent filings with the SEC, pursuant to Sections 13(a), 14 or 15(d) of the Exchange Act, and securities regulatory authorities in Canada, which are incorporated by reference in the Prospectus. The risks and uncertainties described therein are not the only risks and uncertainties we face.

Risks Related to Our Business and Industry

The land development and homebuilding industry is significantly affected by changes in general and local economic and political conditions as well as real estate markets, which could reduce profits that may not be recaptured, could cause cancellations of home sales orders and could affect our results of operation and liquidity.

The land development and homebuilding industry is cyclical and is significantly affected by changes in general and local economic and industry conditions such as employment levels; availability and cost of financing for home buyers; political changes; regulatory changes; interest rates; foreclosure rates; levels of new and existing homes for sale; inflation; adverse changes in tax laws; the level of household debt affecting our customer demographic; the cost and availability of labor; the cost of materials and supplies; the ability of existing homeowners to sell their existing homes at prices that are acceptable to them; the Canadian, U.S. and global financial system and credit markets, including stock market and credit market volatility; private and federal mortgage financing and mortgage insurance programs and federal, provincial and state regulation of lending practices; federal, provincial and state property and income tax provisions (including provisions for the deduction of mortgage interest payments in the United States); housing demand from population growth and demographic changes (including immigration levels and trends in urban and suburban migration); the supply of available new or existing homes and other housing alternatives, such as apartments and other residential rental property; real estate taxes; competitive and market demand dynamics in our key markets; zoning laws; the supply of land suitable for development in our markets in Canada and the United States; consumer confidence; and demographic trends, including slower rates of population growth or population declines in our key markets. These factors could have a negative impact on housing demand and supply. For example, an oversupply of housing in general and alternatives to new homes, such as resale homes, including homes held for sale by investors and speculators, foreclosed homes and rental properties, may affect our sales, depress prices and reduce margins. The U.S. and Canadian land development and homebuilding industry continues to face a number of challenges, with home foreclosures and tight credit standards continuing to have an effect on inventory and new home sale rates and prices.

Especially in the U.S. market, reduced homebuyer confidence, due principally to continued price declines, the number of foreclosures and continued high unemployment in the economy, may lead some home buyers to cancel or not honor their home sales contracts altogether. A more restrictive mortgage lending environment and the inability of some buyers to sell their existing homes may also impact cancellations and reduce our ability to realize our backlog.

An economic downturn in Ontario or Alberta, Canada or a slowdown in our business in the United States could have an additional adverse effect on our operating results and financial conditions.

The market for new homes in Canada is and has remained relatively stable, except for the period from October 2008 to March 2009 and the recent slowdown in 2012 from the latest record pace of growth. We cannot provide any assurances that this market stability will continue. Any economic downturn in Alberta or Ontario or an increase in unemployment, increase in interest rates or decrease in immigration, could have a material adverse effect on our Canadian operations.

The downturn in the U.S. housing market, which we believe started with an excessive supply of credit, a decline in consumer confidence, a decline in home prices and an oversupply of homes available for sale, has been exacerbated by, among other things, a decline in the overall economy, high unemployment, fear of job loss, a decline in the securities markets, an increase in the number of homes that are or will be available for sale due to foreclosures, an inability of homebuyers to sell their current homes, a deterioration in the credit markets and the direct and indirect impact of the turmoil in the mortgage loan market. All of these factors have contributed to the significant decline in the demand for new homes in the United States. Moreover, the U.S. government’s legislative and administrative measures aimed at restoring liquidity to the credit markets and providing relief to homeowners facing foreclosure have only had a limited beneficial effect on the industry. It is unclear whether these measures will effectively stabilize prices and home values or restore consumer confidence and increase demand in the homebuilding industry.

The significant number of home mortgage foreclosures in the United States has increased supply of homes and further driven down prices, making the purchase of a foreclosed home an attractive alternative to purchasing a new home in some markets. Homebuilders have responded to declining sales and increased cancellation rates on home purchase contracts with significant concessions, further adding to the price declines. With the decline in the values of homes and the inability of many homeowners to make their mortgage payments, the credit markets have been significantly disrupted, putting strains on many households and businesses. In the face of these conditions, the overall economy has weakened significantly, with high unemployment levels and substantially reduced consumer spending and confidence. As a result, in the United States, demand for new homes remains at historically low levels. We cannot predict the duration or ultimate severity of the current challenging conditions, nor can we provide assurance that our responses to the downturn or the U.S. federal and state governments’ attempts to address the troubles in the U.S. housing market or the economy generally will be successful.

To the extent the current economic environment does not improve or any improvement takes place over an extended period of time or if similar conditions affect the Canadian homebuilding industry, our business, financial condition and results of operations may be adversely affected.

Any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us.

People who are not employed or are underemployed or are concerned about the loss, or potential loss, of their jobs are less likely to purchase new homes, may be forced to try to sell the homes they own and may face difficulties in making required mortgage payments. Therefore, any increase in unemployment or underemployment may lead to an increase in the number of loan delinquencies and property repossessions and may have an adverse impact on us both by reducing demand for the homes we build and by increasing the supply of homes for sale.

If the market value of our land and housing inventories declines, our results of operations could be adversely affected by impairments and write-downs.

We acquire land in the ordinary course of our business. There is an inherent risk that the value of our land may decline after purchase, which also may affect the value of our housing inventories and homes under construction. The valuation of property is inherently subjective and based on the individual characteristics of each property. The market value of our land and housing inventories depends on general and local real estate market conditions. The risks mentioned above can cause these conditions to change and thereby subject valuations to uncertainty. Moreover, all valuations are made on the basis of assumptions that may not prove to reflect economic or demographic reality. We may have acquired options on or bought and developed land at a cost we will not be able to recover fully or on which we cannot build and sell homes profitably. In addition, our deposits for building lots controlled under option or similar contracts may be put at risk. If market conditions deteriorate, some of our assets may be subject to impairments and write-down charges which would adversely affect our operations and financial results.

If housing demand decreases below what was anticipated when we acquired or developed our inventory, profitability may be adversely affected and we may not be able to recover the related costs when selling and building homes. We regularly review the value of our land holdings and will continue to do so on a periodic basis. Write-downs and impairments in the value of the inventory may be required, and we may in the future sell land or homes at a loss, which could adversely affect our results of operations and financial condition.

Because almost all of the purchasers of our homes require mortgage financing, an increase in interest and mortgage rates or a reduction in the availability of mortgage financing will discourage people from buying new homes.

Virtually all of the purchasers of our homes finance their acquisitions through mortgage financing. Prior to the recent volatility in the financial markets in the United States, a variety of mortgage products were available. As a result, more homebuyers were able to qualify for mortgage financing. An increase in interest and mortgage rates or a reduction in the availability of mortgage financing could depress the market for new homes because the increased monthly costs will discourage potential homebuyers. Even if potential purchasers do not need financing, fewer loan products and tighter loan qualifications could make it harder for them to sell their homes to potential future buyers who need financing, which would further discourage potential homebuyers. These circumstances could prevent or limit our ability to attract new purchasers as well as our ability to fully realize our backlog. As a result, an increase in mortgage rates and reduced mortgage availability could adversely affect our ability to sell new homes and the price at which we can sell them.

In Canada, bank regulators, the Ministry of Finance, CMHC and the Bank of Canada work in concert to manage mortgage lending practices. In addition, mortgage insurance is mandatory for mortgages with a loan-to-value ratio greater than 80%. This insurance covers the entire loan amount for its full duration. During the past four years, mortgage insurance rules have been tightened to shorten amortization periods, to increase minimum equity requirements and to limit the insured loan amounts, which has made access to mortgages more difficult and may negatively impact homebuyers’ ability to purchase homes. In the United States, since 2007, there has been a significant decrease in the type of mortgage products available and a general increase in the qualification requirements for mortgages. Fewer loan products and tighter loan qualifications make it more difficult for some borrowers to finance the purchase of new homes. This, coupled with higher mortgage interest rates for some mortgage products, has reduced demand for new homes and the duration and severity of the effects are uncertain.

Our business is seasonal in nature and quarterly operating results can fluctuate.

Our quarterly operating results generally fluctuate by season. Homebuilders typically experience the highest new home order activity in the spring and summer months, although new order activity is also highly dependent on the timing of new community openings as well as other market factors. We typically experience the highest rate of orders for new homes in the first six months of the calendar year, although the rate of orders for new homes is highly dependent upon the number of active communities. Because new home deliveries trail orders for new homes by several months, we typically deliver a greater percentage of new homes in the second half of the year compared with the first half of the year. As a result, our revenues from sales of homes are generally higher in the second half of the year. If, due to construction delays or other reasons, including seasonal natural disasters such as hurricanes, tornadoes, floods and fires, we are unable to deliver our expected number of homes in the second half of the calendar year, the full year results of operations may be adversely affected. In many cases, we may not be able to recapture increased costs by raising prices because we fix our prices in advance of delivery by signing new sales contracts.

Our business and financial results could be adversely affected by significant inflation or deflation.

Inflation can adversely affect us by increasing costs of land, materials and labor. At the same time, however, we may not be able to offset any such cost increases because an oversupply of homes relative to demand may make it difficult for us to increase the sales prices of homes. Moreover, with inflation, our costs of capital could increase, and the purchasing power of our cash resources could decline. Efforts by the government to stimulate the economy have increased the risk of inflation and its resulting adverse impact on our business or financial results. In addition, inflation is often accompanied by higher interest rates as a result of changes to U.S. or Canadian monetary policies, which have a negative impact on mortgage financing and housing demand. In such an environment, we may not be able to raise home prices sufficiently to keep up with the rate of inflation and our margins could decrease.

Alternatively, a significant period of deflation could cause a decrease in overall spending and borrowing levels. This could lead to a further deterioration in economic conditions, including an increase in the rate of unemployment. Deflation could also cause the value of our inventories to decline or reduce the value of existing homes below the related mortgage loan balance, which could potentially limit market activity and have a negative impact on our results of operations.

These factors, many of which are beyond our control, could cause, even if they affect only one of our master-planned communities, our business, financial condition and operating results to deteriorate.

Laws and regulations related to property development, ownership and occupation of land, sales and customer financing, hazardous materials and the protection of the environment, health and safety in our master-planned communities, subject us to additional costs and delays which could adversely affect our business and results of operations.

We must comply with extensive and complex regulations affecting the land development and homebuilding industry. In particular, we are required to obtain the approval of numerous governmental authorities regulating matters such as permitted land uses, levels of density, the installation of utility services, zoning and building standards. These regulations often provide broad discretion to the administering governmental authorities as to the conditions we must meet prior to being approved for a particular development or project, if approved at all. These regulations could impose additional costs and delays, which will adversely affect our business and results of operations. In addition, new development projects may be subject to various assessments for schools, parks, streets and highways and other public improvements such as the adequacy of water and sewage facilities, roads and other local services, the costs of which can be substantial. These assessments can have a negative impact on sales by raising the price that homebuyers must pay for our homes. Fees imposed on developers to fund schools, open spaces, road improvements, and/or provide low and moderate income housing, could further increase our costs and have an adverse effect on our operations.

We must also comply with a variety of local, state, provincial and federal laws, ordinances, rules and regulations concerning the protection of the environment, health and safety. They cover, for example, the discharge of pollutants, including asbestos, into the water and air, the handling of hazardous or toxic materials and the cleanup of contaminated sites currently or formerly owned, leased or occupied by us. These environmental laws bring potential environmental risks and liabilities, whether or not we caused or knew of the pollution, or severely restrict land development and homebuilding activity in environmentally sensitive regions or areas. The presence of hazardous or toxic substances, or the failure to remediate such substances properly, may also adversely affect our ability to sell the land or to borrow using the land as security.

Environmental regulations sometimes result in delays and could cause us to implement time-consuming and expensive compliance programs. They can also have an adverse impact on the availability and price of certain raw materials, such as lumber. Health and safety issues within our communities may harm our reputation and negatively affect our operations.

Furthermore, we could incur substantial costs, including cleanup costs, fines, penalties and other sanctions and damages from third-party claims for property damage or personal injury, as a result of our failure to comply with, or liabilities under, applicable environmental laws and regulations. In addition, we are subject to third-party challenges, such as by environmental groups, under environmental laws and regulations to the permits and other approvals required for our construction activities. Moreover, in many markets government authorities have implemented no-growth or growth control initiatives, often as a result of local grass-roots lobbying efforts.

Government regulations and legal challenges may delay the start or completion of our communities, increase our expenses or limit our homebuilding or other activities, which could have an adverse impact on our results of operations.

The approval of numerous government authorities must be obtained in connection with our development activities, and these governmental authorities often have broad discretion in exercising their approval authority. We incur substantial costs related to compliance with legal and regulatory requirements. Any increase in legal and regulatory requirements may cause us to incur substantial additional costs, or in some cases cause us to determine that the property is not feasible for development. Various local, provincial, state and federal statutes, ordinances, rules and regulations concerning building, health and safety, environment, zoning, sales and similar matters apply to and/or affect the housing industry.

Municipalities may restrict or place moratoriums on the availability of utilities, such as water and sewer taps. If municipalities in which we operate take such actions, it could have an adverse effect on our business by causing delays, increasing our costs or limiting our ability to operate in those municipalities. Certain provinces, states, cities and counties in which we operate have in the past approved, or approved for inclusion on their ballot, various “slow growth” or “no growth” initiatives and other ballot measures that could negatively impact the availability of land and building opportunities within those localities. Approval of, or expansion of, slow- or no-growth measures would reduce our ability to open new home communities and to build and sell homes in the affected markets, including with respect to land we may already own, and would create additional costs and administration requirements, which in turn could harm our future sales and earnings.

Government regulation affects not only construction activities but also sales activities, mortgage lending activities and other dealings with consumers. In addition, it is possible that some form of expanded energy efficiency regulation may be implemented by Canadian or U.S. federal, provincial, state or municipal authorities, which may, even if phased in over time, significantly increase our costs of building homes and the sale price to our buyers, and adversely affect our sales volumes. The industry also has experienced an increase in provincial, state and local legislation and regulations that limit the availability or use of land. We may be required to apply for additional approvals or modify our existing approvals because of changes in local circumstances or applicable law. Further, we may experience delays and increased expenses as a result of legal challenges to our proposed communities, whether brought by governmental authorities or by private parties.

Our business and results of operations could be materially adversely affected by labor relations.

We are party to a collective bargaining agreement with the Universal Workers Union L.I.U.N.A. Local 183 pursuant to which we are required to use union members in connection with construction projects undertaken in Simcoe County, the area which is north of Toronto. The agreement expires on April 30, 2013, subject to automatic renewal every three years.

Although we believe our relations with the Universal Workers Union L.I.U.N.A. Local 183 to be good, we cannot assure you that we will not be affected in the future by strikes, work stoppages or other labor disputes. Any such events could have a material adverse effect on our business and results of operations. Moreover, our non-union laborers may become subject to labor union organizing efforts. If any current non-union laborers were to unionize, we would incur increased risk of work stoppages and possibly higher labor costs.

Difficulty in retaining qualified trades workers, or obtaining required materials, supplies, utilities and resources could delay or increase the cost of home construction and will adversely affect our business and results of operations.

Land developers and homebuilders are subject to risks related to the availability and cost of materials, supplies, labor and services, including shortages of qualified trades people; unionization and labor disputes, for example in the context of collective bargaining; shortages of building materials; unforeseen environmental and engineering problems; lack of availability of adequate utility infrastructure and services; increases in the cost of certain materials (particularly increases in the price of lumber, wall board and cement, which are significant components of home construction costs); and material fluctuations in utility and resource costs. In addition, the cost of petroleum products fluctuates and may increase as a result of geopolitical events or accidents. This could result in higher prices for any product utilizing petrochemicals, increased building material delivery costs, and higher land development costs. We also depend on the continued availability of and satisfactory performance by sub-contractors for the construction of our homes. For example, in Alberta given the strength of the commodity and agriculture industries, there is significant competition for skilled tradesmen. In addition, the difficult operating environment over the last five years in the Unites States has resulted in the failure of some sub-contractors’ businesses and may result in further failures. Furthermore, restrictions on immigration can create a shortage of skilled labor. When any of these difficulties occur, it will cause delays and cost increases, which may have a material adverse effect on the business and results of operations.

Our success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire such properties.

Our success in developing land and in building and selling homes depends in part upon the continued availability of suitable undeveloped land and lots at acceptable prices. The availability of undeveloped land and lots for purchase at favorable prices depends on a number of factors outside of our control, including the risk of competitive over-bidding on land and lots and restrictive governmental regulation. Should suitable land opportunities become less available, the number of homes we may be able to build and sell would be reduced, which would reduce revenue and profits. In addition, our ability to make land purchases will depend upon whether we have sufficient liquidity to fund such purchases.

If we are not able to develop and market our master-planned communities successfully or within expected timeframes, our business and results of operations will be adversely affected.

Before a master-planned community generates any revenues, material expenditures are incurred to acquire land, obtain development approvals and construct significant portions of project infrastructure, amenities, model homes and sales facilities. It generally takes several years for a master-planned community development to achieve cumulative positive cash flow. If we are unable to develop and market our master-planned communities successfully or to generate positive cash flows from these operations within expected timeframes, it will have a material adverse effect on our business and results of operations.

Our business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales.

As a master-planned community developer, we will sometimes be expected by community residents to resolve any issues or disputes that arise in connection with the development of our communities, including actions by subcontractors. Our sales may be negatively affected if any efforts made by us to resolve these issues or disputes are unsatisfactory to the affected residents, which in turn would adversely affect our results of operations. In addition, our business and results of operations would be adversely affected if we are required to make material expenditures related to the settlement of these issues or disputes, or to modify our community development plans.

We may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavors.

As a part of our business strategy, we may make acquisitions, significant investments in, or disposals of businesses. Any future acquisitions, investments or disposals would be accompanied by risks such as difficulties in assimilating the operations and personnel of acquired companies or businesses; diversion of our management’s attention from ongoing business concerns; our potential inability to maximize our financial and strategic position through the successful incorporation or disposition of operations; maintenance of uniform standards, controls, procedures and policies; and impairment of existing relationships with employees, contractors, suppliers and customers as a result of the integration of new management personnel and cost-saving initiatives. In addition, acquisitions or other major investments can expose us to valuation risks, including the risk of writing off goodwill or impairing inventory and other assets related to such acquisitions. The risk of goodwill and other asset impairments increases during a cyclical housing downturn in which our profitability declines. We cannot guarantee that we will be able to successfully integrate any company or business that we have acquired or might acquire in the future, and our failure to do so could harm our current business.

While we would seek protection, for example, through warranties and indemnities in the case of acquisitions, significant liabilities may not be identified in due diligence or come to light after the expiry of warranty or indemnity periods. Additionally, while we would seek to limit our ongoing exposure, for example, through liability caps and period limits on warranties and indemnities in the case of disposals, some warranties and indemnities may give rise to unexpected and significant liabilities.

Homebuilding is subject to home warranty and construction defect claims in the ordinary course of business, thus we will sometimes face liabilities when we act as a general contractor and we will sometimes be responsible for losses when we hire general contractors.

As a homebuilder, we are subject to construction defect and home warranty claims arising in the ordinary course of our business. These claims are common in the homebuilding industry and can be costly.

Further, where we act as the general contractor, we will be responsible for the performance of the entire contract, including work assigned to subcontractors. Claims may be asserted against us for construction defects, personal injury or property damage caused by the subcontractors, and if successful these claims give rise to liability. Subcontractors are independent of the homebuilders that contract with them under normal management practices and the terms of trade contracts and subcontracts within the industry; however, if Canadian or U.S. regulatory agencies or courts reclassify the employees of sub-contractors as employees of homebuilders, homebuilders using subcontractors could be responsible for wage, hour and other employment-related liabilities of their subcontractors.

Where we hire general contractors, if there are unforeseen events like the bankruptcy of, or an uninsured or under-insured loss claimed against, our general contractors, we will sometimes become responsible for the losses or other obligations of the general contractors. The costs of insuring against construction defect and product liability claims are high, and the amount of coverage offered by insurance companies may be limited. There can be no assurance that this coverage will not be further restricted and become more costly. If we are not able to obtain adequate insurance against these claims in the future, our business and results of operations will be adversely affected.

Increasingly in recent years, individual and class action lawsuits have been filed against homebuilders asserting claims of personal injury and property damage caused by a variety of issues, including faulty materials and the presence of mold in residential dwellings. Furthermore, decreases in home values as a result of general economic conditions may result in an increase in both non-meritorious and meritorious construction defect claims, as well as claims based on marketing and sales practices. Our insurance may not cover all of the claims arising from such issues, or such coverage may become prohibitively expensive. If we are not able to obtain adequate insurance against these claims, we may experience litigation costs and losses that could reduce our net income. Even if we are successful in defending such claims, we may incur significant costs.

We may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims.

In our land development and homebuilding activities, we are exposed to potentially significant litigation, arbitration proceedings and other claims, including breach of contract, contractual disputes and disputes relating to defective title, property misdescription or construction defects. Class action lawsuits can be costly to defend, and if we were to lose any certified class action suit, it could result in substantial liability for us. With respect to certain general liability exposures, including construction defect and product liability claims, interpretation of underlying current and future trends, assessment of claims and the related liability and reserve estimation process requires us to exercise significant judgment due to the complex nature of these exposures, with each exposure exhibiting unique circumstances. Furthermore, once claims are asserted for construction defects, it is difficult to determine the extent to which the assertion of these claims will expand geographically. As a result, our insurance policies may not be available or adequate to cover any liability for damages.

If we are not able to raise capital on favorable terms or at all, our business and results of operations will be adversely affected.

We operate in a capital intensive industry and require capital to maintain our competitive position. The failure to secure additional debt or equity financing or the failure to do so on favorable terms will limit our ability to grow our business, which in turn will adversely affect our business and results of operations. We expect to make significant capital expenditures in the future to enhance and maintain the operations of our properties and to expand and develop our real estate inventory. If our plans or assumptions change or prove to be inaccurate, or if cash flow from operations proves to be insufficient due to unanticipated expenses or otherwise, we will likely seek to minimize cash expenditures and/or obtain additional financing in order to support our plan of operations.

The availability of financing from banks and the public debt markets has declined significantly in the United States. Due to the deterioration of the credit markets and the uncertainties that exist in the economy and for homebuilders in general, we cannot be certain that we will be able to replace existing financing or find additional sources of financing. If sufficient funding, whether obtained through public or private debt, equity financing or from strategic alliances, is not available when needed or is not available on acceptable terms, our business and results of operations will be adversely affected.

Failure in our financial and commercial controls could result in significant cost overruns or errors in valuing sites.

We own and may purchase a number of sites each year and are therefore dependent on our ability to process a number of transactions (which include, among other things, evaluating the site purchase, designing the layout of the development, sourcing materials and subcontractors and managing contractual commitments) efficiently and accurately. Errors by employees, failure to comply with regulatory requirements and conduct of business rules, failings or inadequacies in internal control processes, equipment failures, natural disasters or the failure of external systems, including those of our suppliers or counterparties, could result in operational losses that could adversely affect our business, financial condition and operating results and our relationships with our customers.

Our debt and leverage could adversely affect our financial condition.

Our total debt as of September 30, 2012 was approximately $1.46 billion. Our leverage could have important consequences, including the following: the ability to obtain additional financing for working capital, capital expenditures or acquisitions may be impacted in the future; a substantial portion of our cash flow from operations must be dedicated to the payment of principal and interest on our debt, thereby reducing the funds available for other purposes; some of our borrowings are and will continue to be at variable rates of interest, which will expose us to the risk of increased interest rates; and our substantial leverage may limit our flexibility to adjust to changing economic or market conditions, reduce the ability to withstand competitive pressures and make us more vulnerable to a general economic downturn. If any of these conditions occur, or should we be unable to repay these obligations as they become due, our financial condition will be adversely affected.

In addition, our various debt instruments contain financial and other restrictive covenants that may limit our ability to, among other things, borrow additional funds that might be needed in the future. We also guarantee shortfalls under some of our community bond debt, when the revenues, fees and assessments which are designed to cover principal and interest and other operating costs of the bonds are not paid. We finance many of our projects located in the United States individually. As a result, to the extent we increase the number of projects and our related investment, our total debt obligations may increase. In general, we repay the principal of our debt from the proceeds of home and lot closings. Based on our interest rate sensitive net debt levels, as of September 30, 2012, a 1% change up or down in interest rates could have either a negative or positive effect of approximately $4 million on our cash flows.

Changes to foreign currency exchange rates could adversely affect our earnings and net asset value.

We have businesses with earnings in both the United States and Canada. Our financial results are reported in US$. Changes in the U.S.$-C$ exchange rate will affect the value of the reported earnings and the value of those assets and liabilities denominated in foreign currencies. For example, an increase in the value of the U.S. dollar compared to the Canadian dollar would reduce our Canadian dollar-denominated revenue when reported in U.S. dollars, and vice versa. Our business, financial condition and operating results may be adversely affected by such exchange rate fluctuations.

Our business is susceptible to adverse weather conditions, other environmental conditions and natural and man-made disasters.

Adverse weather conditions and natural and man-made disasters such as hurricanes, tornadoes, storms, earthquakes, floods, droughts, fires, snow, blizzards and other environmental conditions, as well as terrorist attacks, riots and electrical outages, can have a significant effect on our ability to develop our communities. These adverse conditions can cause physical damage to work in progress and new homes, delays and increased costs in the construction of new homes and disruptions and suspensions of our operations, whether caused directly or by disrupting or suspending operations of those upon whom we rely in our operations. Such adverse conditions can mutually cause or aggravate each other, and their incidence and severity are unpredictable. If insurance is unavailable to us or is unavailable on acceptable terms, or if our insurance is not adequate to cover business interruptions or losses resulting from adverse weather or natural or man-made disasters, our business and results of operations will be adversely affected. In addition, damage to new homes caused by adverse weather or a natural or man-made disaster may cause our insurance costs to increase.

Increased insurance risk will adversely affect our business, and, as a consequence, may result in uninsured losses or cause us to suffer material losses in excess of insurance limits.

We are confronting reduced insurance capacity, and generally lower limits for insurance against some of the risks associated with our business. Some of the actions that have been or could be taken by insurance companies include: increasing insurance premiums; requiring higher self-insured retention and deductibles; requiring collateral on surety bonds; imposing additional exclusions, such as with respect to sabotage and terrorism; and refusing to underwrite certain risks and classes of business. The imposition of any of the preceding actions will adversely affect our ability to obtain appropriate insurance coverage at reasonable costs.

In addition, certain types of risks, such as personal injury claims, may be, or may become in the future, either uninsurable or not economically insurable, or may not be currently or in the future covered by our insurance policies. Should an uninsured loss or a loss in excess of insured limits occur, we could sustain financial loss or lose capital invested in the affected property as well as anticipated future income from that property. In the United States, the coverage offered and the availability of general liability insurance for construction defects is currently limited and costly.

An inability to obtain additional performance, payment, completion and surety bonds and letters of credit could limit our future growth.

We are often required to provide performance, payment, completion and surety bonds or letters of credit to secure the completion of our construction contracts, development agreements and other arrangements. We have obtained facilities to provide the required volume of performance, payment, completion and surety bonds and letters of credit for our expected growth in the medium term; however, unexpected growth may require additional facilities. Our ability to obtain additional performance, payment, completion and surety bonds and letters of credit primarily depends on our capitalization, working capital, past performance, management expertise and certain external factors, including the capacity of the performance bond market. Performance, payment, completion and surety bond and letter of credit providers consider these factors, in addition to our performance and claims record and provider-specific underwriting standards, which may change from time to time.

If our claims record or our providers’ requirements or policies change or if the market’s capacity to provide performance and completion bonds is not sufficient and we are unable to renew or amend our existing facilities on favorable terms or at all, we could be unable to obtain additional performance, payment, completion and surety bonds or letters of credit when required, which could have a material adverse effect on our business, financial condition and results of operations.

You might have difficulty enforcing civil liabilities in the United States against us and our directors and officers.

We are organized outside of the United States. Many of our directors and officers and the experts named in this Prospectus reside outside the United States. Because we and such persons are located outside the United States, it may not be possible for you to effect service of process within the United States on us or them. Furthermore, it may not be possible for you to enforce against us or them, in the United States, judgments obtained in U.S. courts, because a substantial portion of our and their assets are located outside the United States. Your rights will be subject to the laws of multiple jurisdictions, and you may not be able to enforce effectively your rights in multiple bankruptcy, insolvency and other similar proceedings. Moreover, such multi-jurisdictional proceedings are typically complex and costly and often result in substantial uncertainty and delay in the enforcement of rights. In addition, treaties may not exist in all cases for the recognition of the enforcement of a judgment or order of a foreign court. We have been advised by our Canadian counsel that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction over the matter that was recognized by a Canadian court for such purposes. However, we cannot assure you that this will be the case. In addition, we have also been advised by our Canadian counsel that it is less certain that an action can be brought in Canada in the first instance on the basis of liability predicated solely upon such laws. Therefore, it may not be possible to enforce those judgments against us, certain of our directors and officers or some of the experts named in this Prospectus.

In addition, the bankruptcy, insolvency, foreign exchange, administration and other laws of Canada may be materially different from those of the United States. The consequences of the multiple jurisdictions involved in the transaction could trigger disputes over which jurisdiction’s laws should govern, which could adversely affect your ability to enforce your rights.

Tax law changes could make home ownership more expensive or less attractive.

In the United States, unlike in Canada, significant expenses for purposes of owning a home, including mortgage interest expense and real estate taxes, generally are deductible expenses for an individual’s federal and, in some cases, state income taxes, subject to various limitations under current tax law and policy. If the U.S. federal government or a state government changes its income tax laws, eliminating or substantially modifying these income tax deductions, the after-tax cost of owning a new home would increase for many potential purchasers of our homes. Increases in property tax rates by local governmental authorities, as experienced in response to reduced federal, state and provincial funding, can adversely affect the ability of potential purchasers of our homes to obtain financing or their desire to purchase new homes. In addition, increases in sales taxes could discourage potential homebuyers from purchasing one of our homes.

Any resulting loss or reduction of homeowner tax deductions, if such tax law changes were enacted without offsetting provisions, or any other increase in any taxes affecting homeowners, would adversely impact demand for and sales prices of new homes.

Higher cancellation rates of existing agreements of sale may have an adverse effect on our business.

Our backlog reflects agreements of sale with our homebuyers for homes that have not yet been delivered. We receive a deposit from our homebuyers for each home reflected in our backlog, and we have the right, subject to certain exceptions, to retain the deposit if the homebuyer defaults under their agreement by failing to comply with their obligations under their agreement such as, subject to state and local law, the homebuyer’s inability to sell his or her current home or the homebuyer’s inability to make additional deposits required prior to the closing date. In addition, in our Canadian markets we have the right to retain the deposits and pursue the buyer for damages or specific performance in the event of a buyer’s breach of the purchase and sale agreement. However, in the United States, if prices for new homes decline, competitors increase their use of sales incentives, interest rates increase, the availability of mortgage financing diminishes or if there is a further downturn in local or regional economies or the national economy, U.S. homebuyers may terminate their existing home purchase contracts with us, in many cases without our having recourse against them other than retention of their deposit, in order to negotiate for a lower price or because they cannot, or become reluctant to, complete the purchase.

If uncertain economic conditions in the United States and Canada continue, if mortgage financing becomes less available or if current homeowners find it difficult to sell their current homes, more homebuyers may cancel their agreements of sale with us. In cases of cancellation, we remarket the home and usually retain any deposits we are permitted to retain. Nevertheless, the deposits may not cover the additional costs involved in remarketing the home and carrying of higher inventory. Significant numbers of cancellations could adversely affect our business, financial condition and results of operations.

A major health and safety incident relating to our business could be costly in terms of potential liabilities and reputational damage.

Building sites are inherently dangerous, and operating in the homebuilding industry poses certain inherent health and safety risks. Due to health and safety regulatory requirements and the number of projects we work on, health and safety performance is critical to the success of our business. Any failure in health and safety performance may result in penalties for non-compliance with relevant regulatory requirements, and a failure that results in a major or significant health and safety incident is likely to be costly in terms of potential liabilities incurred as a result. Such a failure could generate significant negative publicity and have a corresponding impact on our reputation, our relationships with relevant regulatory agencies or governmental authorities, and our ability to win new business, which in turn could have a material adverse effect on our business, financial condition and operating results.

Residential land development and homebuilding is a competitive industry, and competitive conditions may adversely affect our results of operations.

The residential land development and homebuilding industry is highly competitive. Residential land developers and homebuilders compete not only for homebuyers, but also for desirable properties, building materials, labor and capital. We compete with other local, regional and national homebuilders, often within larger communities designed, planned and developed by such homebuilders. Any improvement in the cost structure or service of these competitors will increase the competition we face. We also compete with the resale of existing homes including foreclosed homes, sales by housing speculators and investors and rental housing. Competitive conditions in the land development and homebuilding industry could result in: difficulty in acquiring suitable land at acceptable prices; increased selling incentives; lower sales volumes and prices; lower profit margins; impairments in the value of our inventory and other assets; increased construction costs and delays in construction.

If we are not able to retain our executive officers, our business and results of operations could be adversely affected.

We do not have employment agreements with any of our executive officers, which could affect our ability to retain their services. Should we lose the services of one or all of our executive officers and they cannot be adequately replaced, our ability to accomplish the objectives set forth in our business plan could be adversely affected.

Our relationship with our majority shareholder, Brookfield, and other affiliates may be on terms more or less favorable than those that could be obtained from third parties.

As of November 9, 2012, Brookfield beneficially owned or controlled or directed, directly or indirectly, 72.2% of our outstanding Common Shares and our relationship with Brookfield and its affiliates includes the two unsecured promissory notes payable to Brookfield Office Properties Inc., an unsecured revolving credit facility with a subsidiary of Brookfield and the purchase of Canadian tax credits from Brookfield for the three and nine months ended September 30, 2012. Additionally, we have the right to use the names “Brookfield” and “Brookfield Residential” pursuant to a license agreement between Brookfield Office Properties Inc. and Brookfield Global Asset Management Limited, a subsidiary of Brookfield. There can be no assurance that these arrangements are on terms at least as favorable to us as those that could be negotiated with third parties, or that procedural protections to be put in place to simulate arm’s length negotiations, such as the prior approval of related party transactions by our independent directors, will have such effect. Conversely, the terms of our agreements with affiliates could be more favorable to us than would be available from a third party. In such event, should we be required to replace these arrangements, there can be no assurance that we could obtain terms as least at favorable as those with affiliates.

Utility and resource shortages or rate fluctuations could have an adverse effect on our operations.

Certain areas in which we operate have historically been subject to utility and resource shortages, including significant changes to the availability of electricity and water. These areas have also experienced material fluctuations in utility and resource costs. Shortages of natural resources, particularly water, in our markets, may make it more difficult for us to obtain regulatory approval of new developments, it may also cause us to incur additional costs and lead us to be unable to complete construction on a timely basis if such shortages and utility rate fluctuations arise. Furthermore, these shortages and rate fluctuations may adversely affect the regional economies in which we operate, which may reduce demand for our homes.

Risks Related to our Common Shares

If our share price declines after this Offering, you could lose a significant part of your investment.

The market price of our Common Shares may be influenced by many factors, some of which are beyond our control, including those described above in “Risks Related to Our Business and Industry” and the following:

•	the failure of securities analysts to cover our Common Shares after this Offering;

•	changes in financial estimates by securities analysts;

•	the inability to meet the financial estimates of analysts who follow our Common Shares;

•	the failure to meet, or delay in meeting, our growth targets;

•	strategic actions by us or our competitors;

•	announcements by us or our competitors of significant contracts, acquisitions, joint marketing relationships, joint ventures or capital commitments;

•	variations in our quarterly operating results and those of our competitors;

•	general economic and stock market conditions;

•	risks related to our business and our industry, including those discussed above;

•	conditions in the land development and homebuilding markets and housing markets generally;

•	terrorist acts;

•	future sales of our Common Shares or other securities;

•	interest rates;

•	investor perceptions of the investment opportunity associated with our Common Shares relative to other investment alternatives; and

•	guidance, if any, that we provide to the public about our future earnings or prospects, any changes in this guidance or our failure to meet this guidance.

As a result of these factors, investors in our Common Shares may not be able to resell their Common Shares at or above the Offering Price or may not be able to resell them at all. These broad market and industry factors may materially reduce the market price of our Common Shares, regardless of our operating performance. In addition, price volatility may be greater if the trading volume of our Common Shares is low.

Brookfield’s status as our majority shareholder may create conflicts of interest with our other shareholders and could cause us to take actions that our other shareholders do not support.

As at November 9, 2012, Brookfield beneficially owned, or controled or directed, directly or indirectly, 73,493,112 Common Shares, representing approximately 72.2% of our outstanding Common Shares. Accordingly, Brookfield has significant influence on our strategic direction and significant corporate transactions, and its interests in these matters may conflict with those of our other shareholders. As a result, Brookfield could cause us to take actions that our other shareholders do not support.

Brookfield’s significant ownership interest in us and other anti-takeover provisions could deter an acquisition proposal that shareholders may consider favorable.

A third party will not be able to acquire control of us without Brookfield’s consent because Brookfield owns a majority of our outstanding Common Shares, and it could vote its Common Shares against any takeover proposal submitted for shareholder approval. Brookfield’s ownership interest in us could discourage potential acquisition proposals and could delay or prevent a change of control. These deterrents could adversely affect the price of Common Shares and make it very difficult for our shareholders, other than Brookfield, to remove or replace members of our board of directors, which could be detrimental to our other shareholders.

We are a “controlled company” within the meaning of the NYSE rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not “controlled companies.”

As of November 9, 2012, Brookfield and its affiliates owned approximately 72.2% of our outstanding Common Shares and, as a result, we are a “controlled company” under the NYSE corporate governance standards. As a controlled company, we are exempt under the NYSE standards from the obligation to comply with certain corporate governance requirements, including the requirements: that a majority of our board of directors consist of independent directors; that our board of directors have a nominating committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and that it have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. We do not presently intend to elect to utilize any of the “controlled company” corporate governance exemptions available to us under the NYSE rules. If we make use of the NYSE’s “controlled company” exemptions, investors may not have the same protection afforded to stockholders of companies that are not “controlled companies.”

Although the Common Shares are listed on the NYSE, as a foreign private issuer we have elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the NYSE.

The Common Shares are listed on the NYSE, and we will be subject to certain corporate governance and other requirements to maintain our listing. However, as a foreign private issuer, we are permitted to elect to follow certain corporate governance rules that conform to Canadian requirements in lieu of most of the NYSE corporate governance standards. As a result, investors may not have the same protections afforded to stockholders of companies that are not eligible for exemption from any of the NYSE corporate governance requirements.

The trading prices of our Common Shares could fluctuate significantly, and the market for our Common Shares could be particularly volatile because of Brookfield’s significant ownership.

The trading prices of our Common Shares could fluctuate significantly in response to factors such as: variations in our quarterly or annual operating results and financial condition; changes in government regulations affecting our business; the announcement of significant events by us or our competitors; market conditions specific to the homebuilding industry; changes in general economic conditions; differences between our actual financial and operating results and those expected by investors and analysts; changes in analysts’ recommendations or projections; the depth and liquidity of the market for our Common Shares; investor perception of the homebuilding industry; events in the homebuilding industry; investment restrictions; and our dividend policy. In addition, securities markets have experienced significant price and volume fluctuations in recent years that have often been unrelated or disproportionate to the operating performance of particular companies. These broad fluctuations may adversely affect the trading prices of our Common Shares.

As of November 9, 2012, Brookfield and its affiliates beneficially owned or controlled or directed, directly or indirectly, approximately 72.2% of our outstanding Common Shares. If Brookfield should decide in the future to sell any of our Common Shares owned beneficially by it, the sale (or the perception of the market that a sale may occur) could adversely affect the trading prices of our Common Shares.

If we were determined to be a passive foreign investment company, the determination would result in certain potentially adverse U.S. federal income tax consequences to U.S. Holders of Common Shares.

The rules for determining whether an entity is a passive foreign investment company, referred to as a PFIC, are complex, fact specific, and subject to interpretative differences, so that we cannot give any assurance as to our status as a PFIC for the current or any future year. Based on current business plans and financial expectations, we do not believe that we will be a PFIC for the taxable year ending December 31, 2012.

If we were to constitute a PFIC for any year during which a U.S. Holder (as defined in “Certain United States Federal Tax Considerations”) owns Common Shares, then the U.S. Holder could be subject to increased taxes and related interest charges on the receipt of certain distributions or constructive distributions and with respect to the sale or other disposition of Common Shares, unless certain elections were made. In addition, U.S. Holders of a PFIC have certain IRS reporting obligations. U.S. Holders of Common Shares should consult their own tax advisors with respect to the PFIC issue and its applicability to their particular tax situation.

We do not expect to pay dividends on our Common Shares in the foreseeable future.

We cannot predict at this time whether we will pay dividends on Common Shares. Whether we will pay dividends on Common Shares, and the timing and amount of those dividends, will be subject to approval and declaration by the board of directors, and will depend on a variety of factors, including our earnings, cash requirements and financial condition and other factors deemed relevant by the board of directors.

Present and future offerings of debt or equity securities, ranking senior to our Common Shares, may adversely affect the market price of our Common Shares.

If we decide to issue debt or equity securities ranking senior to our Common Shares in the future it is likely that they will be governed by an indenture or other instrument containing covenants restricting our operating flexibility. Additionally, any convertible or exchangeable securities that we issue in the future may have rights, preferences and privileges more favorable than those of holders of our Common Shares and may result in dilution to holders of our Common Shares. We and, indirectly, our shareholders, will bear the cost of issuing and servicing such securities. Because our decision to issue debt or equity securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, holders of our Common Shares will bear the risk of our future offerings reducing the market price of our Common Shares and diluting the value of their shareholdings in us.

The number of shares available for future sale could adversely affect the market price of our Common Shares.

We cannot predict whether future issuances of our Common Shares or the availability of Common Shares for resale in the open market will decrease the market price per Common Share. We may issue additional Common Shares, including securities that are convertible into or exchangeable for, or that represent the right to receive Common Shares. Sales of a substantial number of Common Shares in the public market or the perception that such sales might occur could materially adversely affect the market price of our Common Shares. Because our decision to issue securities in any future offering will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings. Thus, our shareholders bear the risk of our future offerings reducing the market price of our Common Shares and diluting their shareholdings in us.

The exercise of the Underwriters’ over-allotment option to purchase Additional Shares, the exercise of any options granted to directors, executive officers and other employees under our stock compensation plans, and other issuances of our Common Shares could have an adverse effect on the market price of our Common Shares, and the existence of options may materially adversely affect the terms upon which we may be able to obtain additional capital through the sale of equity securities. In addition, future sales of our Common Shares may be dilutive to existing shareholders.

After this Offering and the Concurrent Private Placement, Brookfield will continue to have significant influence over us, which may limit your ability to influence corporate matters or result in actions that you do not believe to be in our interests or your interests.

Following this Offering and the Concurrent Private Placement, Brookfield will beneficially own, or control or direct, directly or indirectly, 81,493,112 Common Shares in the capital of the Company, representing approximately 69.2% of the outstanding Common Shares, or approximately 68.5% of our outstanding Common Shares if the Underwriters exercise their over-allotment option to purchase Additional Shares in full. Accordingly, Brookfield has significant influence on the strategic direction and significant corporate transactions of Brookfield Residential, and its interests in these matters may conflict with those of other Brookfield Residential shareholders. As a result, Brookfield could cause Brookfield Residential to take actions that other Brookfield Residential shareholders do not support.

This concentrated ownership of outstanding Common Shares may limit your ability to influence corporate matters, and the interests of Brookfield may not coincide with our interests or your interests. As a result, we may take actions that you do not believe to be in our interests or your interests and that could depress our share price.

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our Common Shares or if our operating results do not meet their expectations, our share price could decline.

The trading market for our Common Shares may be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover our company downgrades our shares or if our operating results do not meet their expectations, our share price could decline.

USE OF PROCEEDS

We estimate that net proceeds to us from the Offering after deducting the underwriting discount but before deducting the estimated offering expenses, will be approximately US$111 million (based on the Offering Price (or approximately US$128 million if the Underwriters’ over-allotment option is exercised in full). A portion of the net proceeds of the Offering, together with the proceeds of the Concurrent Private Placement, will be used by Brookfield Residential to repay approximately $55.5 million, or approximately $63.8 million if the Underwriters exercise the over-allotment option to purchase 1,200,000 Additional Shares, of the 6.5% senior note due to Brookfield Office Properties Inc., which has a maturity date of December 31, 2015. The excess net proceeds from the Offering and the Concurrent Private Placement not used for such purposes will be used for general corporate purposes, including the pay down of a revolving credit facility with Brookfield Asset Management Inc. Such credit facility matures December 2015 and bears interest at LIBOR plus 4.5%. The interest rate for the nine months ended September 30, 2012 was 4.75%.

CONSOLIDATED CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization of Brookfield Residential, as of September 30, 2012: (a) on an actual basis; and (b) on an “as adjusted” basis giving effect to the completion of the Offering (assuming no exercise of the Underwriters’ over-allotment option) and the Concurrent Private Placement and the use of proceeds thereof, based on the Offering Price. See “Use of Proceeds.” Other than the proposed Offering and the Concurrent Private Placement or as otherwise set forth in the table, there have been no other material changes to the capital of the Company on a consolidated basis since September 30, 2012. The table below should be read together with the detailed information and financial statements incorporated by reference in this Prospectus, including the unaudited condensed consolidated financial statements of the Company as of and for the nine months ended September 30, 2012, incorporated by reference into this Prospectus.

	As of September 30, 2012
	actual	as adjusted
	(all dollar amounts are in thousands of U.S. dollars)
Cash and cash equivalents(1)	$10,373	$10,373

Project-specific debt and other financings	$972,380	$806,892
Notes payable	488,016	432,520

Total debt	1,460,396	1,239,412

Other interests in consolidated subsidiaries	31,047	31,047

Preferred shares—(65,286 shares outstanding)	1,630	1,630
Common Shares—(101,839,540 shares outstanding actual; 117,839,540 shares outstanding as adjusted)	96,210	323,122
Additional paid-in-capital	409,260	409,260
Treasury stock, at cost	—	—
Retained earnings	427,621	421,693
Non-controlling interest	11,476	11,476
Accumulated other comprehensive income	85,262	85,262
Total equity	1,031,459	1,252,443

Total capitalization	$2,522,902	$2,522,902

(1)	Excludes $8.5 million of restricted cash

TRADING PRICE AND VOLUME

The Common Shares are listed on the TSX and the NYSE and are quoted under the symbol “BRP.” The following tables show the monthly range of high and low prices per Common Share and the total volume of Common Shares traded on the TSX and NYSE during the 12-month period before the date of this Prospectus Supplement.

TSX Date	High (C$)	Low (C$)	Volume
November 2011	$8.37	$7.20	150,851
December 2011	$8.31	$7.40	93,285
January 2012	$9.89	$7.97	51,718
February 2012	$10.66	$8.82	291,801
March 2012	$11.69	$9.80	185,438
April 2012	$11.44	$10.14	198,932
May 2012	$11.90	$10.75	115,549
June 2012	$11.50	$10.57	51,075
July 2012	$11.67	$10.85	680,915
August 2012	$14.26	$11.10	185,018
September 2012	$14.84	$13.76	119,718
October 2012	$17.55	$13.86	192,579
November 1-9, 2012	$19.04	$16.17	458,811

Source: TMX Datalinx

NYSE Date	High (US$)	Low (US$)	Volume
November 2011	$8.20	$6.98	1,341,133
December 2011	$8.16	$7.11	1,663,140
January 2012	$9.53	$7.80	1,049,316
February 2012	$10.63	$8.86	2,062,240
March 2012	$11.72	$9.75	3,483,696
April 2012	$11.62	$10.03	2,543,778
May 2012	$12.12	$10.60	2,963,472
June 2012	$11.28	$10.02	1,264,450
July 2012	$11.70	$10.60	1,528,003
August 2012	$14.55	$11.01	2,355,899
September 2012	$15.39	$13.95	2,985,676
October 2012	$17.88	$14.02	3,051,537
November 1-9, 2012	$18.90	$16.15	1,412,775

Source: Bloomberg

The last reported sales price of our Common Shares on the NYSE and TSX on November 14, 2012 was US$14.49 and C$14.40, respectively.

PRIOR SALES

In the 12-month period before the date of this Prospectus Supplement, the Company issued a total of 496,822 Common Shares upon the exercise of stock options and the conversion of preferred shares. The details of such issuances are set out in the table below:

Date	Price Per Common Share	Number of Common Shares	Reasons for Issuance
1/31/2012	$3.46	250,000	Stock Option Exercise
3/5/2012	$3.46	208,941	Stock Option Exercise
3/7/2012	$3.46	10,000	Stock Option Exercise
6/11/2012	$9.14	2,024	Preferred Share Conversion
7/10/2012	$9.14	5	Preferred Share Conversion
8/15/2012	$9.14	631	Preferred Share Conversion
8/16/2012	$9.14	4,081	Preferred Share Conversion
8/21/2012	$3.46	5,000	Stock Option Exercise
9/5/2012	$9.14	543	Preferred Share Conversion
9/18/2012	$9.14	273	Preferred Share Conversion
9/28/2012	$9.14	5,324	Preferred Share Conversion
9/28/2012	$3.46	10,000	Stock Option Exercise

DESCRIPTION OF COMMON SHARES

As of November 9, 2012, there were approximately 101,839,540 Common Shares outstanding. After giving effect to the Offering and the Concurrent Private Placement (assuming the exercise of the Underwriters’ over-allotment option to purchase 1,200,000 Additional Shares in full), there will be approximately 119,039,540 Common Shares outstanding. See “Description of Common Shares” in the Prospectus for further information regarding the principal rights, privileges, restrictions and conditions attaching to the Common Shares.

CONCURRENT PRIVATE PLACEMENT

Prior to the completion of the Offering and the Concurrent Private Placement, Brookfield owned approximately 72.2% of the Common Shares as of November 14, 2012. Concurrent with, and conditional upon, the closing of the Offering, Brookfield Residential will enter into a subscription agreement with Brookfield, which sets out the terms and conditions of the Concurrent Private Placement, pursuant to which Brookfield will subscribe for 8,000,000 Common Shares at $13.874 per Common Share, representing the Offering Price per Common Share net of the Underwriters’ discount under the Offering. We estimate that the net proceeds to Brookfield Residential will be approximately $111 million based on the Offering Price.

The Underwriters will not receive any discount on the Common Shares purchased by Brookfield.

After giving effect to the Offering and the Concurrent Private Placement, Brookfield will own 81,493,112 Common Shares which, together with Brookfield’s existing interest, will represent an approximately 69.2% interest in Brookfield Residential, or approximately 68.5% if the Underwriters exercise their over-allotment option to purchase Additional Shares in full.

Neither the Prospectus nor this Prospectus Supplement qualifies the distribution of the Common Shares to be issued pursuant to the Concurrent Private Placement. The Common Shares to be issued pursuant to the Concurrent Private Placement will be subject to a statutory hold period. The Concurrent Private Placement is subject to a number of conditions, including the concurrent closing of the Offering. The Concurrent Private Placement provides for the issuance of Common Shares representing less than 10% of the outstanding Common Shares and therefore does not require disinterested shareholder approval.

UNDERWRITING

Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are acting as joint book-running managers of the Offering and as the representatives (the “Representatives”) of the Underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this Prospectus Supplement (the “Underwriting Agreement”), each Underwriter named below has severally agreed to purchase, and we have agreed to sell to that Underwriter, the number of Common Shares set forth opposite the Underwriter’s name.

Underwriter	Number of Common Shares
Citigroup Global Markets Inc.	2,000,000
Credit Suisse Securities (USA) LLC	2,000,000
Wells Fargo Securities, LLC	2,000,000
CIBC World Markets Inc.	320,000
HSBC Securities (Canada) Inc.	320,000
J.P. Morgan Securities LLC	320,000
Mitsubishi UFJ Securities (USA), Inc.	80,000
RBC Capital Markets, LLC	320,000
Scotia Capital (USA) Inc.	320,000
TD Securities Inc.	320,000

Total	8,000,000

The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares included in this Offering are subject to approval of legal matters by counsel and to other conditions. The Underwriters are obligated to purchase all the Common Shares (other than those covered by the Underwriters’ option to purchase 1,200,000 Additional Shares described below) if they purchase any of the Common Shares.

Common Shares sold by the Underwriters to the public will initially be offered at the public Offering Price set forth on the cover of this Prospectus Supplement. If all the Common Shares are not sold at the initial Offering Price, the Underwriters may change the Offering Price and the other selling terms.

If the Underwriters sell more Common Shares than the total number set forth in the table above, we have granted to the Underwriters an over-allotment option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 1,200,000 Additional Shares, solely to cover over-allotments, at the Offering Price less the underwriting discount. To the extent the over-allotment option is exercised, each Underwriter must purchase a number of Additional Shares approximately proportionate to that Underwriter’s initial purchase commitment. Any Common Shares issued or sold under the option will be issued and sold on the same terms and conditions as the other Common Shares that are the subject of this Offering. The Underwriters may exercise the over-allotment option to purchase 1,200,000 Additional Shares pursuant to applicable Canadian and U.S. securities laws.

We, our officers and directors, and Brookfield have agreed that, for a period of 90 days from the date of this Prospectus Supplement, we and they will not, without the prior written consent of the Representatives dispose of or hedge any shares or any securities convertible into or exchangeable for our Common Shares, subject to certain exceptions. The Representatives, in their sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice. Notwithstanding the foregoing, if (i) during the last 17 days of the 90-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or (ii) prior to the expiration of the 90-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day restricted period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

The following table shows the underwriting discounts in connection with this Offering. These amounts are shown assuming both no exercise and full exercise of the Underwriters’ over-allotment option to purchase 1,200,000 Additional Shares.

	Paid by the Company
	No Exercise	Full Exercise
Per share	$0.616	$0.616
Total	$4,928,000	$5,667,200

The Offering is being made concurrently in all provinces of Canada and in the United States pursuant to the multijurisdictional disclosure system implemented by the United States and the commissions and the securities regulatory authorities in Canada. The Common Shares will be offered in the United States and Canada by the Underwriters either directly or through their respective U.S. or Canadian broker-dealer affiliates or agents, as applicable.

The Underwriters may not, throughout the period of distribution, bid for or purchase the Common Shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in, or raising the price of the Common Shares. These exceptions include a bid or purchase permitted under the Universal Market Integrity Rules administered by the Investment Industry Regulatory Organization of Canada relating to market stabilization and passive market-making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution. The Company has been advised that, in connection with the Offering and subject to the foregoing, the Underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Common Shares at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

The Common Shares are listed on the NYSE and TSX under the symbol “BRP.”

In compliance with FINRA guidelines, the maximum compensation to the Underwriters or agents in connection with the sale of the Common Shares pursuant to the Prospectus will not exceed 8% of the aggregate total Offering Price to the public of the securities as set forth on the cover page of the Prospectus. It is anticipated that the maximum compensation to be received in connection with this Offering will be significantly less than 8% of the total Offering Price to the public as set forth on the cover page of this Prospectus Supplement.

We estimate that our portion of the total expenses of this Offering will be $1.0 million, excluding underwriting discounts. The Underwriters have agreed to reimburse us approximately $300,000 for certain expenses in connection with this Offering.

In connection with the Offering, the Underwriters may purchase and sell Common Shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to the Underwriters’ option to purchase additional Common Shares, and stabilizing purchases.

•	Short sales involve secondary market sales by the Underwriters of a greater number of shares than they are required to purchase in the Offering.

•	“Covered” short sales are sales of shares in an amount up to the number of shares represented by the Underwriters’ option to purchase Additional Shares.

•	“Naked” short sales are sales of shares in an amount in excess of the number of shares represented by the Underwriters’ option to purchase Additional Shares.

•

Covering transactions involve purchases of shares either pursuant to the Underwriters’ option to purchase additional shares or in the open market after the distribution has been completed in order to cover short positions.

•

To close a naked short position, the Underwriters must purchase shares in the open market after the distribution has been completed. A naked short position is more likely to be created if the Underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the Offering.

•

To close a covered short position, the Underwriters must purchase shares in the open market after the distribution has been completed or must exercise the option to purchase additional shares. In determining the source of shares to close the covered short position, the Underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the Underwriters’ option to purchase additional shares.

Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

Purchases to cover short positions and stabilizing purchases, as well as other purchases by the Underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the Common Shares. They may also cause the price of the Common Shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The Underwriters may conduct these transactions on the NYSE and TSX, in the over-the-counter market or otherwise. If the Underwriters commence any of these transactions, they may discontinue them at any time.

Conflict of Interest

The Underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The Underwriters and their respective affiliates have in the past performed commercial banking, investment banking and advisory services for us from time to time for which they have received customary fees and reimbursement of expenses and may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans and/or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. In addition, affiliates of Wells Fargo Securities, LLC are lenders under a portion of our project-specific debt and affiliates of CIBC World Markets Inc., HSBC Securities (Canada) Inc., Mitsubishi UFJ Securities (USA), Inc., RBC Capital Markets, LLC, TD Securities Inc. and Scotia Capital (USA) Inc. are lenders under certain of our credit facilities.

We have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the Underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this Prospectus Supplement may not be made to the public in that relevant member state other than:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of Common Shares shall require us or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For purposes of this provision, the expression an “offer of securities to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the Common Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Common Shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

We have not authorized and do not authorize the making of any offer of Common Shares through any financial intermediary on their behalf, other than offers made by the Underwriters with a view to the final placement of the Common Shares as contemplated in this Prospectus. Accordingly, no purchaser of the Common Shares, other than the Underwriters, is authorized to make any further offer of the Common Shares on behalf of the sellers or the Underwriters.

Notice to Prospective Investors in the United Kingdom

The Prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). The Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in France

Neither this Prospectus nor any other offering material relating to the shares described in this Prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The Common Shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither the Prospectus nor any other offering material relating to the Common Shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the Common Shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The Common Shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

The Common Shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the Common Shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Common Shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The Common Shares offered in this Prospectus Supplement have not been registered under the Securities and Exchange Law of Japan. The Common Shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan, except (i) pursuant to an exemption from the registration requirements of the Securities and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

The Prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the Prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Common Shares may not be circulated or distributed, nor may the Common Shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the Common Shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer; or

•	where the transfer is by operation of law.

CERTAIN CANADIAN INCOME TAX CONSIDERATIONS

Common Shares of Brookfield Residential

The discussion below is a general description of the Canadian federal income tax considerations generally applicable to an investment in the Common Shares of Brookfield Residential. It does not take into account the individual circumstances of any particular investor. Therefore, prospective investors are urged to consult their own tax advisors with respect to the tax consequences of an investment in the Common Shares.

In the opinion of Goodmans, the following summary, as of the date hereof, describes the principal Canadian federal income tax considerations pursuant to the Tax Act generally applicable to a holder who acquires Common Shares pursuant to this Prospectus that, for purposes of the Tax Act and at all relevant times, holds such Common Shares as capital property and deals at arm’s length with Brookfield Residential and the Underwriters and is not affiliated with Brookfield Residential or the Underwriters (a “Holder”). Generally, the Common Shares will be considered to be capital property to a Holder provided the Holder does not hold the Common Shares in the course of carrying on a business of trading or dealing in securities and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade. This summary is based upon the provisions of the Tax Act in force as of the date hereof, all specific proposals to amend the Tax Act that have been publicly announced prior to the date hereof (the “Proposed Amendments”), and Goodmans’ understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) made publicly available prior to the date hereof. This summary assumes the Proposed Amendments will be enacted in the form proposed; however, no assurance can be given that the Proposed Amendments will be enacted in the form proposed, or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except for the Proposed Amendments, does not take into account any changes in the law or in administrative policies or assessing practices, whether by legislative, governmental or judicial action, nor does it take into account provincial, territorial or foreign tax considerations, which may differ significantly from those discussed in this Prospectus.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder or prospective holder of Common Shares, and no representations with respect to the income tax consequences to any Holder or prospective Holder are made. Consequently, Holders and prospective Holders of Common Shares should consult their own tax advisors for advice with respect to the tax consequences to them of acquiring Common Shares pursuant to this Prospectus, having regard to their particular circumstances.

For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Common Shares (including dividends received or deemed to have been received, adjusted cost base and proceeds of disposition) must be determined in Canadian dollars based on the relevant prevailing exchange rate at the time such amounts arise in accordance with the detailed rules in the Tax Act.

Residents of Canada

The following portion of the summary applies to a Holder that, at all relevant times, is a resident or is deemed to be a resident of Canada for the purposes of the Tax Act (a “Resident Holder”). Certain Resident Holders that might not otherwise be considered to hold their Common Shares as capital property may, in certain circumstances, be entitled to have the Common Shares, and all other “Canadian securities” (as defined in the Tax Act) owned by such Resident Holders, treated as capital property by making the irrevocable election permitted by subsection 39(4) of the Tax Act. Resident Holders contemplating making such an election should consult their own tax advisors in that regard.

This summary is not applicable to a Resident Holder: (i) that is a “financial institution,” as defined in the Tax Act for the purposes of the mark-to-market rules; (ii) an interest in which would be a “tax shelter investment,” as defined in the Tax Act; (iii) that is a “specified financial institution,” as defined in the Tax Act;

(iv) that makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; or (v) that is a corporation resident in Canada (for the purposes of the Tax Act) that is, or that becomes as part of a transaction or event or series of transactions or events that includes the acquisition of the Common Shares, controlled by a non-resident corporation for purposes of the rules in proposed section 212.3 of the Tax Act. Any such Resident Holder should consult its own tax advisor with respect to an investment in the Common Shares. In addition, this summary does not address the deductibility of interest by a Resident Holder that has borrowed money or otherwise incurred debt in connection with the acquisition of Common Shares.

Receipt of Dividends on Common Shares

A Resident Holder will be required to include in computing its income for a taxation year any dividends received (or deemed to be received) on the Common Shares, unless in the case of Canadian resident corporations, the application of a specific anti-avoidance rule re-characterizes such dividends as proceeds of disposition or a capital gain.

Dividends received or deemed to be received on the Common Shares by a Resident Holder that is an individual (other than certain trusts) will be included in computing the individual’s income for tax purposes and will be subject to the gross-up and dividend tax credit rules normally applicable to dividends received from taxable Canadian corporations (as defined in the Tax Act), including the enhanced gross-up and dividend tax credit for eligible dividends (as defined in the Tax Act) paid by taxable Canadian corporations such as Brookfield Residential. A dividend will be eligible for the enhanced gross-up and dividend tax credit if the recipient receives written notice (which may include a notice published on Brookfield Residential’s website) from Brookfield Residential designating the dividend as an “eligible dividend” (as defined in the Tax Act).

A Resident Holder that is a corporation will include dividends received or deemed to be received on Common Shares in computing its income for tax purposes and generally will be entitled to deduct the amount of such dividends in computing its taxable income, with the result that no tax will be payable by it in respect of such dividends. Certain corporations, including a “private corporation” or a “subject corporation” (as such terms are defined in the Tax Act), may be liable to pay a refundable tax under Part IV of the Tax Act of 33 1/3% on dividends received or deemed to be received on Common Shares to the extent such dividends are deductible in computing taxable income.

Taxable dividends received by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Disposition of Common Shares

A disposition or a deemed disposition of a Common Share by a Resident Holder (except to Brookfield Residential) generally will result in the Resident Holder realizing a capital gain (or a capital loss) equal to the amount by which the proceeds of disposition of the Common Share are greater (or less) than the aggregate of the Resident Holder’s adjusted cost base thereof and any reasonable costs of disposition. Such capital gain (or capital loss) will be subject to the tax treatment described below under “Taxation of Capital Gains and Capital Losses.”

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a “taxable capital gain”) realized by a Resident Holder in a taxation year must be included in the Resident Holder’s income for the year, and one-half of any capital loss (an “allowable capital loss”) realized by a Resident Holder in a taxation year must be deducted from taxable capital gains realized by the Resident Holder in that year. Allowable capital losses for a taxation year in excess of taxable capital gains for that year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years, to the extent and under the circumstances described in the Tax Act.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of dividends received or deemed to be received by it on such Common Share (or on a share for which the Common Share has been substituted) to the extent and under the circumstances described by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Common Shares, directly or indirectly, through a partnership or a trust.

A Resident Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation,” as defined in the Tax Act, may be liable for an additional refundable tax on certain investment income, including taxable capital gains.

Capital gains realized by an individual (including certain trusts) may give rise to a liability for alternative minimum tax as calculated under the detailed rules set out in the Tax Act.

Non-residents of Canada

The following portion of the summary applies to a Holder that, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty, is not, and is not deemed to be, a resident of Canada and that does not use or hold, and is not deemed to use or hold, the Common Shares in a business carried on in Canada (a “Non-resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-resident Holder that is an insurer that carries on an insurance business in Canada and elsewhere. Such Non-resident Holders should consult their own tax advisor.

Receipt of Dividends on Common Shares

Dividends paid or credited, or deemed to be paid or credited, to a Non-resident Holder on the Common Shares will be subject to Canadian withholding tax under the Tax Act. The rate of withholding tax is 25% of the gross amount of the dividend, although such rate may be reduced under the provisions of an applicable income tax treaty or convention.

Disposition of Common Shares

A Non-resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition or deemed disposition of a Common Share unless the Non-resident Holder’s Common Share is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-resident Holder at the time of disposition and the Non-resident Holder is not entitled to relief under the provisions of an applicable tax treaty or convention.

Generally, a Common Share will not be “taxable Canadian property” of a Non-resident Holder at a particular time provided the Common Share is listed on a “designated stock exchange” (which currently includes the TSX) unless, at any time during the 60-month period preceding the particular time, (a) the Common Share derived more than 50% of its fair market value directly or indirectly from one or any combination of: (i) real or immovable properties situated in Canada, (ii) Canadian resource properties, (iii) timber resource properties (as such terms are defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, property described in (i) to (iii), whether or not the property exists; and (b) the Non-resident Holder, persons not dealing at arm’s length with such Non-resident Holder or the Non-resident Holder together with all such persons, owned 25% or more of the issued shares of any class or series of shares of the capital stock of Brookfield Residential. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act and not discussed herein, Common Shares could be deemed to be taxable Canadian property.

Non-resident Holders whose Common Shares may be taxable Canadian property should consult their own tax advisors.

CERTAIN UNITED STATES INCOME TAX CONSIDERATIONS

U.S. Federal Income Taxation

The following discussion describes certain material U.S. federal income tax consequences to U.S. Holders (as defined below) of an investment in our Common Shares. This discussion is based on the tax laws of the United States in effect as of the date of this Prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this Prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

This discussion applies only to U.S. Holders that hold our Common Shares as capital assets for U.S. federal income tax purposes. It does not purport to be a comprehensive description of all tax considerations that may be relevant to a decision to purchase our Common Shares by any particular investor. In particular, this discussion does not address tax considerations applicable to a U.S. Holder that may be subject to special tax rules, including, without limitation, a dealer in securities or currencies, a trader in securities that elects to use a mark-to-market method of accounting for securities holdings, banks, thrifts, or other financial institutions, an insurance company, a tax-exempt organization, a person that holds our Common Shares as part of a hedge, straddle or conversion transaction for tax purposes, a person whose functional currency for tax purposes is not the U.S. dollar, a person subject to the U.S. alternative minimum tax, or a person that owns or is deemed to own 10% or more of our voting stock or equity capital. In addition, the discussion does not address tax consequences to an entity treated as a partnership for U.S. federal income tax purposes that holds our Common Shares, or a partner in such partnership. The U.S. federal income tax treatment of each partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Prospective purchasers that are partners in a partnership holding our Common Shares should consult their own tax advisors.

This summary does not discuss U.S. federal income tax consequences to any beneficial owner of Common Shares that is not a U.S. Holder.

Prospective purchasers are urged to consult their tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Common Shares.

Pursuant to U.S. Treasury Department Circular 230, holders of our Common Shares or prospective purchasers are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Prospectus or any document referred to herein is not intended or written to be used, and cannot be used, by holders or other beneficial owners of our Common Shares for the purpose of avoiding penalties that may be imposed under the Internal Revenue Code of 1986, as amended (the “Code”); (b) such discussion is written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) holders or other beneficial owners of our Common Shares should seek advice based on their particular circumstances from an independent tax advisor.

The discussion below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of our Common Shares and you are, for U.S. federal income tax purposes,

•	an individual who is a citizen or resident of the United States;

•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state therein or the District of Columbia; or

•	or any other person that is subject to U.S. federal income tax on a net income basis in respect of an investment in our Common Shares.

Taxation of Dividends

Subject to the discussion under “Passive Foreign Investment Company” below, the gross amount of distributions on our Common Shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend. Such dividends will be includable in your gross income as ordinary income on the day actually or constructively received by you. Such dividends will not be eligible for the dividends received deduction allowed to corporations under the Code.

With respect to non-corporate U.S. Holders, certain dividends received in taxable years beginning before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends received from that corporation on shares that are readily tradable on an established securities market in the United States. Treasury Department guidance indicates that our Common Shares are considered readily tradable on an established securities market in the United States. U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

The amount of any dividend paid in Canadian dollars will equal the U.S. dollar value of the Canadian dollars received, calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by you, regardless of whether the Canadian dollars are converted into U.S. dollars at that time. If the Canadian dollars received as a dividend are converted into U.S. dollars on the date they are received, you generally will not be required to recognize foreign currency gain or loss in respect of the dividend income. If the Canadian dollars received as a dividend are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the Canadian dollars equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the Canadian dollars will be treated as U.S. source ordinary income or loss.

Additionally, dividends that you receive in respect of our Common Shares generally should be treated as foreign source passive category income for U.S. foreign tax credit limitation purposes. Subject to certain limitations, any Canadian tax withheld may be claimed as a foreign tax credit against a U.S. Holder’s U.S. federal income tax liability for a taxable year or, alternatively, may be claimed as a deduction for purposes of computing the U.S. Holder’s U.S. federal income tax liability for a taxable year if the U.S. Holder does not claim a credit for any foreign taxes paid during the taxable year. The rules relating to foreign tax credits are complex and the availability of a foreign tax credit depends on numerous factors. A U.S. Holder should consult its own tax advisors concerning the application of the U.S. foreign tax credit rules to its particular situation.

Taxation of Sales and Exchanges

Subject to the discussion under “Passive Foreign Investment Company” below, for U.S. federal income tax purposes, you will recognize taxable gain or loss on any sale or exchange of Common Shares in an amount equal to the difference between the amount realized for our Common Shares and your tax basis in our Common Shares. Such gain or loss will generally be capital gain or loss. Capital gains of non-corporate U.S. Holders derived with respect to capital assets held for more than one year are generally eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company

We do not believe that we are, for U.S. federal income tax purposes, a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as not to become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to our Common Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us in taxable years beginning before January 1, 2013 (as discussed above under “—Taxation of Dividends”), if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year. Because the determination of our status as a PFIC is based on an annual determination that cannot be made until the close of a taxable year, and involves extensive factual investigation, we cannot be certain that we will not be a PFIC in the current year ending December 31, 2012 or in future years. U.S. Holders should consult their own tax advisors regarding the U.S. federal income tax consequences of an investment in our Common Shares if we were classified as a PFIC.

Information Reporting and Backup Withholding

In general, information reporting will apply to dividends in respect of our Common Shares and the proceeds from the sale, exchange or redemption of our Common Shares that are paid to you within the United States (and in certain cases, outside the United States), unless you are an exempt recipient, such as a corporation. Backup withholding may apply to such payments if you fail to provide a taxpayer identification number or certification of other exempt status or fail to report in full dividend and interest income.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is furnished to the Internal Revenue Service in a timely manner.

LEGAL MATTERS

Certain matters of Canadian and United States law relating to the validity of the Common Shares and the issue and sale of the offered shares will be passed upon for us by Goodmans, Toronto, Ontario as to Canadian law, and Cleary Gottlieb Steen & Hamilton LLP, New York, New York as to U.S. federal and New York law. The Underwriters will be represented by Shearman & Sterling LLP, Toronto, Canada, with respect to U.S. legal matters, and Blakes, Canada, with respect to Canadian legal matters.

As of November 9, 2012, the partners and associates of Goodmans and Blakes, respectively, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities or outstanding securities of any of our associates or affiliates.

EXPERTS

Our auditors, Deloitte & Touche LLP, have prepared an opinion with respect to our consolidated financial statements as at and for the year ended December 31, 2011, which consolidated financial statements and opinion have been incorporated by reference herein. Such financial statements have been so included in reliance on their report given on their authority as experts in auditing and accounting. Deloitte & Touche LLP is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the Public Company Accounting Oversight Board, United States.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar of the Company is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada. Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon Trust Company. CIBC Mellon Trust Company maintains registers for the transfer of the Company’s Common Shares at its offices in Toronto, Ontario in Canada and through American Stock Transfer & Trust Company, LLC in Brooklyn, New York in the United States.

DOCUMENTS INCORPORATED BY REFERENCE

We file with the various securities commissions or similar authorities in each of the provinces of Canada, annual and quarterly reports, material change reports and other information. We are also an SEC registrant subject to the reporting requirements of the Exchange Act, and accordingly, file with, or furnish to, the Commission certain reports and other information.

Under a multijurisdictional disclosure system adopted by the United States and Canada, these reports and other information (including financial information) may be prepared in accordance with the disclosure requirements of Canada, which differ from those in the United States. You may read and copy any document we file with or furnish to the SEC at the SEC’s public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may also obtain copies of the same documents from the public reference room by paying a fee. Please call the SEC at 1-800-SEC-0330 or contact them at www.sec.gov for further information on the public reference room and copying charges. Under the multijurisdictional disclosure system adopted by the United States and Canada, the SEC and the Alberta Securities Commission allow us to incorporate by reference certain information that we file with them, which means that we can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this Prospectus Supplement and the Prospectus. This Prospectus Supplement is deemed to be incorporated by reference into the Prospectus solely for the purpose of the Common Shares offered hereunder.

The following documents, filed by us with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference in and form an integral part of this Prospectus Supplement:

1.	our audited consolidated financial statements and the notes thereto for the years ended December 31, 2011 and 2010, together with the report of the auditor thereon;

2.	our amended management’s discussion and analysis of our financial condition and results of operations for the audited consolidated financial statements referred to in paragraph 1 above;

3.	our Annual Information Form dated March 30, 2012 for the year ended December 31, 2011;

4.	our management information circular dated March 30, 2012 in connection with our annual and special meeting of shareholders held on May 8, 2012;

5.	our unaudited condensed consolidated financial statements and the notes thereto as at September 30, 2012 and for the three and nine months ended September 30, 2012 and 2011; and

6.	our management’s discussion and analysis of our financial condition and results of operations for the unaudited condensed consolidated financial statements referred to in paragraph 5 above.

All documents of the Company of the type described in Section 11.1 of Form 44-101F1—Short Form Prospectus to National Instrument 44-101—Short Form Prospectus Distributions, if filed by the Company with the provincial securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and during the term of the distribution of the Prospectus, shall be deemed to be incorporated by reference into the Prospectus.

When a new annual information form, interim or annual financial statements and related management’s discussion and analysis are filed by the Company, and where required, accepted by the applicable securities regulatory authorities during the term of this Prospectus, the previous annual information form, the previous interim or annual financial statements and related management’s discussion and analysis, material change reports and information circulars filed by the Company prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference in the Prospectus for purposes of future offers and sales of Common Shares hereunder.

In addition, we have filed with the Commission a registration statement on Form F-10 under the Securities Act, with respect to the Common Shares, of which the Prospectus forms a part (the “Registration Statement”).

To the extent that any document or information incorporated by reference in the Prospectus is included in a report that is filed or furnished to the SEC on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the Registration Statement. In addition, if and to the extent indicated therein, we may incorporate by reference in the Prospectus documents that we file with or furnish to the Commission pursuant to Section 13(a) or 15(d) of the Exchange Act. The Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and the exhibits thereto for further information with respect to us and the Common Shares.

Any statement contained in the Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. A modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of Brookfield Residential at 4906 Richard Road SW, Calgary, Alberta, T3E 6L1, and are also available electronically at www.sedar.com.

Short Form Base Shelf Prospectus

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

This short form base shelf prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities regulatory authorities in Canada and filed with, or furnished to, the United States Securities and Exchange Commission. Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of Brookfield Residential Properties Inc. at 4906 Richard Road SW, Calgary, Alberta, T3E 6L1, Telephone: (403) 231-8900, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	November 1, 2012

BROOKFIELD RESIDENTIAL PROPERTIES INC.

US$500,000,000

Common Shares

Preferred Shares

Warrants

Subscription Receipts

Units

Brookfield Residential Properties Inc. (“Brookfield Residential,” the “Company,” “we,” “us” and “our”) may from time to time offer and issue the following securities under this short form base shelf prospectus: (i) common shares (“Common Shares”); (ii) preferred shares issuable in one or more series (“Preferred Shares”); (iii) warrants (“Warrants”); (iv) subscription receipts (“Subscription Receipts”); and (v) units (“Units”) comprised of one or more of the securities described in this short form base shelf prospectus. The Common Shares, Preferred Shares, Warrants, Subscription Receipts, and Units (collectively, the “Securities”) offered hereby may be offered separately or together, in separate series, in amounts, at prices and on terms to be set forth in an accompanying shelf prospectus supplement. Securities of any series may be offered in such amount and with such terms as may be determined in light of market conditions. Brookfield Asset Management Inc. (“Brookfield Asset Management” or the “Selling Shareholder”), the principal shareholder of the Company, may also offer and sell Common Shares pursuant to this prospectus. See “Selling Shareholder.”

All shelf information not included in this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. The aggregate initial offering price of Securities (or the Canadian dollar equivalent thereof at the time of issuance of any Securities that are denominated in a foreign currency or currency unit) that may be sold pursuant to this prospectus during the 25-month period that this prospectus, including any amendments hereto, remains valid is limited to US$500,000,000.

The specific terms of the Securities in respect of which this prospectus is being delivered will be set forth in an accompanying prospectus supplement and may include, where applicable: (i) in the case of Common Shares, the person offering the shares (the Company and/or the Selling Shareholder), the number of shares offered and the offering price; (ii) in the case of Preferred Shares, the series, the number of shares offered, the issue price, the dividend rate, the dividend payment dates, any terms for redemption at our option or at the option of the holder, any exchange or conversion terms and any other specific terms; (iii) in the case of Warrants, the designation, number and terms of the Preferred Shares purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iv) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price, the conditions and procedures for exchange of the Subscription Receipts for other Securities of the Company and any other specific terms; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units and any other specific terms. A prospectus supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this prospectus.

You should read this prospectus and any applicable prospectus supplement carefully before you invest. This prospectus may not be used to offer Securities unless accompanied by a prospectus supplement. Our intended use for any net proceeds expected to be received from the issue of Securities will be set forth in a prospectus supplement. All information permitted under applicable securities laws to be omitted from this prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with this prospectus. Each such prospectus supplement will be deemed to be incorporated by reference into this prospectus for the purposes of securities legislation as of the date of each such prospectus supplement and only for the purposes of the distribution of the Securities to which such prospectus supplement pertains.

Our registered office is located at Suite 300, Brookfield Place, 181 Bay Street, Toronto, Ontario, Canada, M5J 2T3 and we operate a head office at 4906 Richard Road SW, Calgary, Alberta, Canada, T3E 6L1.

An investment in the Securities involves significant risks. Prospective investors should carefully consider the risk factors described under the heading “Risk Factors” in this prospectus and contained in the documents incorporated by reference herein and in the applicable prospectus supplement.

We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States.

Your ability to enforce civil liabilities under United States federal securities laws may be adversely affected because we are organized under the laws of the Province of Ontario, Canada, some of our officers and directors and the experts named in this prospectus are residents of Canada, and that some of our assets and the assets of those officers, directors and experts are located outside of the United States.

Purchasing, holding or disposing of the Securities described herein may have tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. Prospective investors should read the tax discussion contained in the applicable prospectus supplement with respect to a particular offering of Securities and consult their own tax advisor with respect to their own particular circumstances.

Neither the United States Securities and Exchange Commission (the “Commission”), nor any securities commission of any state of the United States or any Canadian securities regulator, has approved or disapproved the Securities offered hereby or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offence.

The Securities may be sold through underwriters or dealers, directly by the Company or, in the case of Common Shares, by the Company and/or the Selling Shareholder, or through agents designated by us and/or the Selling Shareholder, as the case may be, from time to time. See “Plan of Distribution.” Each prospectus supplement will identify the person offering Securities (the Company and/or, in the case of Common Shares, the Selling Shareholder) and each underwriter, dealer or agent engaged in connection with the offering and sale of those Securities to which the prospectus supplement relates, and will also set forth the terms of the offering of such Securities, including the net proceeds to the Company or, in the case of Common Shares, to the Company and/or the Selling Shareholder, as the case may be, and, to the extent applicable, any fees payable to the underwriters, dealers or agents.

No underwriter or dealer has been involved in the preparation of this prospectus or performed any review of the contents of this prospectus.

In connection with any underwritten offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time. See “Plan of Distribution.”

Our Common Shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP.”

Unless otherwise specified in a prospectus supplement relating to a series of Preferred Shares, the Preferred Shares will not be listed on any securities or stock exchange or on any automated dealer quotation system. There is no market through which such Preferred Shares may be sold and purchasers may not be able to resell such Preferred Shares purchased under this prospectus. This may affect the pricing of such Preferred Shares in the secondary market, the transparency and availability of trading prices, the liquidity of the Preferred Shares, and the extent of issuer regulation.

INFORMATION CONTAINED IN THIS PROSPECTUS

Basis of Presentation

All dollar amounts set forth in this prospectus and any prospectus supplement are in U.S. dollars, except where otherwise indicated.

The information in this prospectus is given as of November 1, 2012, unless otherwise specified.

Forward-Looking Statements

Certain information in this prospectus, including the documents incorporated by reference, may constitute forward-looking statements and information within the meaning of applicable securities legislation. These forward-looking statements reflect the current beliefs of Brookfield Residential’s management and are based on assumptions and information currently available to the management team of Brookfield Residential. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “plan,” “anticipate,” “believe,” “intend,” “estimate,” “predict,” “forecast,” “outlook,” “potential,” “continue,” “should,” “likely,” or the negative of these terms or other comparable terminology. Although management of Brookfield Residential believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this prospectus are based upon reasonable assumptions and expectations, readers of this prospectus and prospective investors should not place undue reliance on such forward-looking statements and information because they involve assumptions, known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Brookfield Residential to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.

Various factors, in addition to those discussed elsewhere in this prospectus, that could affect the future results of Brookfield Residential and could cause actual results to differ materially from those expressed in the forward-looking statements and information include, but are not limited to: the business and results of operations of Brookfield Residential will be materially and adversely affected by weakness in general economic, real estate and other conditions; rising mortgage rates or decreases in the availability of mortgage financing will discourage people from buying new homes; laws and regulations related to property development and to the environment subject Brookfield Residential to additional costs and delays which could adversely affect our business and results of operations; if Brookfield Residential is not able to develop and market our master-planned communities successfully, our business and results of operations will be adversely affected; difficulty in retaining qualified trades workers, or obtaining required materials and supplies, will adversely affect the business and results of operations of Brookfield Residential; homebuilding is subject to home warranty and construction defect claims in the ordinary course of business and, furthermore, Brookfield Residential will sometimes face liabilities when its acts as a general contractor, and may be responsible for losses when we hire general contractors; if Brookfield Residential is not able to raise capital on favourable terms, our business and results of operations will be adversely affected; Brookfield Residential’s debt and leverage could adversely affect our financial condition; Brookfield Residential’s business and results of operations will be adversely affected if poor relations with the residents of our communities negatively impact our sales; Brookfield Residential’s business will be susceptible to adverse weather conditions and natural disasters; increased insurance risk will adversely affect Brookfield Residential’s business; tax law changes in the United States could make home ownership more expensive or less attractive; residential homebuilding is a competitive industry, and competitive conditions may adversely affect Brookfield Residential’s results of operations; if Brookfield Residential is not able to retain its executive officers, the business and results of operations of Brookfield Residential could be adversely affected; Brookfield Asset Management’s status as the majority shareholder of Brookfield Residential may create conflicts of interest with other Brookfield Residential shareholders and could cause Brookfield Residential to take actions that other Brookfield Residential shareholders do not support; Brookfield Asset Management’s significant ownership interest in Brookfield Residential and other anti-takeover provisions could deter an acquisition proposal for Brookfield Residential that shareholders may consider favourable; Brookfield Residential’s relationships with its affiliates may be on terms more or less favourable than those that could be obtained from third parties; Brookfield Residential is a “controlled company” within the meaning of the New York Stock Exchange rules and, as a result, may rely on exemptions from certain corporate governance requirements that are designed to provide protection to stockholders of companies that are not “controlled companies”; although the Common Shares are listed on the New York Stock Exchange, as a foreign private issuer Brookfield Residential has elected to rely on certain Canadian requirements concerning corporate governance, and there exists the possibility that Canadian securities law requirements will provide less protection than those required by the New York Stock Exchange; the trading price for Brookfield Residential’s shares or other securities could fluctuate significantly and the market for its shares or other securities could be particularly volatile because of Brookfield Asset Management’s significant ownership; Brookfield Residential does not expect to pay dividends on its Common Shares in the foreseeable future; if Brookfield Residential were determined to be a passive foreign investment company, the determination would result in certain potentially adverse United States federal income tax consequences to United States holders of Common Shares; Brookfield Residential’s success depends on the availability of suitable undeveloped land and lots at acceptable prices and having sufficient liquidity to acquire such properties; Brookfield Residential’s business is seasonal in nature and quarterly operating results can fluctuate; Brookfield Residential may incur a variety of costs to engage in future growth or expansion of our operations or acquisitions or disposals of businesses, and may not be able to realize anticipated synergies and benefits from any such endeavours; Brookfield Residential may face substantial damages or be enjoined from pursuing important activities as a result of existing or future litigation, arbitration or other claims; changes to foreign currency exchange rates could adversely affect our earnings and net asset value; Brookfield Residential’s relationship with its majority shareholder Brookfield Asset Management Inc. and other affiliates may be on terms more or less favourable than those that could be obtained from third parties; and other risks and factors described from time to time in the documents filed by Brookfield Residential with the securities regulators in Canada and the United States, including the risk factors described in our annual information form dated March 30, 2012 under the headings “Risks Related to the Business of the Corporation” and “Risks Related to the Corporation’s Common Shares” and in our most recent interim report.

The forward-looking statements and information contained in this prospectus are expressly qualified by this cautionary statement. Brookfield Residential undertakes no obligation to publicly update or revise any forward-looking statements or information contained in this prospectus or the documents incorporated by reference herein, whether as a result of new information, future events or otherwise, except as required by law.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents filed with securities commissions or similar authorities in Canada and with the Commission in the United States are specifically incorporated by reference, and form an integral part of, this prospectus:

1.	our audited consolidated financial statements and the notes thereto for the years ended December 31, 2011 and 2010, together with the report of the auditor thereon;

2.	our amended management’s discussion and analysis of our financial condition and results of operations for the audited consolidated financial statements referred to in paragraph 1 above;

3.	our annual information form dated March 30, 2012 for the year ended December 31, 2011;

4.	our management information circular dated March 30, 2012 in connection with our annual and special meeting of shareholders held on May 8, 2012;

5.	our unaudited condensed consolidated financial statements and the notes thereto as at June 30, 2012 and for the three and six months ended June 30, 2012 and 2011; and

6.	our management’s discussion and analysis of our financial condition and results of operations for the unaudited condensed consolidated financial statements referred to in paragraph 5 above.

All documents of the Company of the type described in Section 11.1 of Form 44-101F1—Short Form Prospectus to National Instrument 44-101—Short Form Prospectus Distributions, if filed by the Company with the provincial securities commissions or similar authorities in Canada or with the Commission in the United States after the date of this prospectus and during the term of this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.

When a new annual information form, interim or annual financial statements and related management’s discussion and analysis are filed by the Company, and where required, accepted by the applicable securities regulatory authorities during the term of this prospectus, the previous annual information form, the previous interim or annual financial statements and related management’s discussion and analysis, material change reports and information circulars filed by the Company prior to the commencement of the Company’s financial year in which the new annual information form is filed shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

To the extent that any document or information incorporated by reference in this prospectus is included in a report that is filed with or furnished to the Commission on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement on Form F-10 of which this prospectus forms a part. Additionally, any document filed with or furnished to the Commission by us which specifically states that it is intended to be incorporated by reference into the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference into the registration statement.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. A modifying or superseding statement shall not be deemed to be an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

A prospectus supplement containing the specific terms in respect of any offering of Securities will be delivered, together with this prospectus, to purchasers of such Securities and will be deemed to be incorporated into this prospectus for the purposes of securities legislation as of the date of such prospectus supplement, but only for the purposes of the distribution of the Securities to which such prospectus supplement pertains.

Prospective investors should rely only on the information incorporated by reference or contained in this prospectus or any applicable prospectus supplement and on the other information included in the registration statement on Form F-10 relating to the Securities and of which this prospectus is a part. We have not authorized anyone to provide different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this prospectus or any applicable prospectus supplement is accurate as of any date other than the date on which such information is incorporated by reference in accordance with the terms of this prospectus, the date of this prospectus, or the date of the applicable prospectus supplement, as the case may be.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the office of the Corporate Secretary of Brookfield Residential at 4906 Richard Road SW, Calgary, Alberta, T3E 6L1, and are also available electronically at www.sedar.com.

AVAILABLE INFORMATION

This prospectus is part of the registration statement on Form F-10 relating to the Securities that we filed with the Commission. This prospectus does not contain all of the information set forth in such registration statement, certain items of which are contained in the exhibits to the registration statement as permitted or required by the rules and regulations of the Commission. Items of information omitted from this prospectus but contained in the registration statement are available on the Commission’s website at www.sec.gov. A prospective investor should refer to the registration statement and the exhibits thereto for further information about Brookfield Residential and the Securities.

Under the “shelf” registration process, we may, from time to time, sell any combination of Securities in one or more offerings up to an aggregate amount of US$500,000,000. This prospectus provides a prospective investor with a general description of the Securities that we may offer. Each time we sell Securities under the registration statement, we will provide a prospectus supplement that will contain specific information about the terms of that offering of Securities. This prospectus supplement may also add, update or change information contained in this prospectus. Before investing, a prospective investor should read both this prospectus and any applicable prospectus supplement together with any documents incorporated or deemed to be incorporated by reference herein.

In addition to our continuous disclosure obligations under Canadian securities laws, we are subject to the informational requirements of the United States Securities Exchange Act of 1934, as amended, and, in accordance therewith, we file reports and other information with the Commission. Under a multijurisdictional disclosure system adopted by the United States and Canada, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Such reports and other information concerning Brookfield Residential can be inspected and copied, at a fee, at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at l-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at www.sec.gov that contains these materials.

THE CORPORATION

We are a North American land development and homebuilding company listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BRP.” The Company became a public company on March 31, 2011 by combining the former business of Brookfield Homes Corporation and the residential land and housing division of Brookfield Office Properties Inc. into a single residential land and housing company, which was achieved through a merger and series of related transactions completed on March 31, 2011. Through these predecessor entities, Brookfield Residential has been developing land and building homes for over 50 years.

Through the activities of our operating subsidiaries, we develop land for our own communities and sell lots to other homebuilders and third parties. We may also design, construct and market single-family and multi-family homes in our own and others’ communities, and may also sell land for the construction of, or construct, commercial shopping centres in our communities. We currently focus on markets in Canada, California, and Central and Eastern United States. Our Canadian operations are primarily in the Alberta and Ontario markets. Our California operations include Northern California (San Francisco Bay Area and Sacramento) and Southern California (Los Angeles / Southland and San Diego / Riverside). Our Central and Eastern United States operations include the Washington, D.C. Area, Colorado and Texas. We are one of North America’s largest residential land developers by land and housing assets, with approximately $2.7 billion in assets and over 100,000 lots controlled.

Intercorporate Relationships

The following is a list of the Company’s main active subsidiaries, indicating the jurisdiction of incorporation and the percentage of voting securities owned, or over which control or direction is exercised directly or indirectly, by the Corporation:

Name	Jurisdiction of Incorporation	Percentage of Voting Securities Owned, Controlled or Directed
Brookfield Residential (Alberta) LP	Alberta	100%
Brookfield Residential US Corporation	Delaware	100%
Brookfield Homes (US) LLC	Delaware	100%
Brookfield Residential (US) LLC	Delaware	100%
Brookfield Homes Holdings LLC	California	100%

DESCRIPTION OF COMMON SHARES

The following is a summary of the material attributes of our Common Shares.

Voting

Each holder of Common Shares is entitled to one vote for each Common Share held at all meetings of the shareholders of Brookfield Residential, other than at meetings or upon matters regarding which only the holders of another class or series of shares are entitled to vote separately as a class or series.

Dividends

Subject to the priority rights attached to the outstanding Preferred Shares of Brookfield Residential (including the 8% Convertible Preferred Shares (defined below)) and any other shares ranking senior to the Common Shares regarding dividends, and provided that the requirements of applicable law regarding dividends are met, the holders of Common Shares are entitled to receive dividends when declared by the board of directors of Brookfield Residential.

Liquidation, Dissolution and Winding-Up

In the event of liquidation, dissolution, or winding-up of the Company, after the payment in full of all amounts owed to holders of any shares ranking senior to the Common Shares, the remaining assets of Brookfield Residential will be distributed to the holders of Common Shares.

Other Rights

Holders of Common Shares have no pre-emptive rights, subscription, or redemption rights and no right to convert their Common Shares into any other securities. There are no redemption or sinking fund provisions applicable to the Common Shares. The rights, preferences and privileges of holders of Common Shares will be subject to, and may be adversely affected by, the rights of holders of the 8% Convertible Preferred Shares and the rights of holders of any future series of Preferred Shares which Brookfield Residential may designate and issue without further approval from the holders of Common Shares.

DESCRIPTION OF PREFERRED SHARES

The following sets forth certain general terms and provisions of the Preferred Shares. The particular terms and provisions of a series of Preferred Shares offered pursuant to a prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in such prospectus supplement. The following description and any description of Preferred Shares in the applicable prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the articles of amendment of the Company as available on our SEDAR profile at www.sedar.com.

Any prospectus supplement for Preferred Shares will set forth the terms and other information with respect to the Preferred Shares being offered thereby, including: (i) the offering price of the Preferred Shares; (ii) the title, designation and number of shares of the series of Preferred Shares; (iii) the dividend rate or method of calculation, the payment dates for dividends and the place or places where the dividends will be paid, whether dividends will be cumulative or noncumulative, and, if cumulative, the dates from which dividends will begin to accumulate; (iv) any conversion or exchange features or rights; (v) whether the Preferred Shares will be subject to redemption and the redemption price and other terms and conditions relative to the redemption rights; (vi) any liquidation rights; (vii) any sinking fund provisions; (viii) any voting rights; (ix) whether the Preferred Shares will be issued in fully registered or “book-entry only” form; (x) any other rights, privileges, restrictions and conditions attaching to the Preferred Shares; and (xi) any other specific terms that are material to such Preferred Shares.

Issuance in Series

Our board of directors is authorized to issue from time to time, in accordance with our articles of amendment, an unlimited number of preferred shares in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series, including: dividend rights, rates, currency of payment and payment dates; any rights and terms of redemption and the redemption price or prices; any retraction rights and the prices and terms of any such rights; voting rights (subject to applicable law); conversion rights; any rights to receive the remaining property of Brookfield Residential upon dissolution, liquidation, or winding-up; any sinking fund or purchase fund conditions; the number of preferred shares constituting any series; and any other provisions attaching to such preferred shares. Brookfield Residential currently has a series of outstanding preferred shares designated as 8% convertible preferred shares, series A (the “8% Convertible Preferred Shares”).

Priority

Without the consent or affirmative vote of a majority of the holders of the 8% Convertible Preferred Shares, our board of directors cannot authorize, create or issue a class or series of shares ranking senior to the 8% Convertible Preferred Shares as to dividends or upon dissolution, liquidation or winding-up of the Company, or amend, alter or repeal any provision of Brookfield Residential’s articles of amendment or by-laws in a manner that adversely affects the powers, preferences or rights of the 8% Convertible Preferred Shares.

Pursuant to the Business Corporations Act (Ontario), each series of Preferred Shares shall participate rateably with every other series of Preferred Shares in respect of all accumulated dividends, whether or not declared, and all declared non-cumulative dividends, or all amounts payable on return of capital in the event of the liquidation, dissolution or winding-up of the Company.

The Preferred Shares, including the 8% Convertible Preferred Shares, rank ahead of the Common Shares and any other class or series of shares ranking junior to the Preferred Shares.

DESCRIPTION OF WARRANTS

The following sets forth certain general terms and provisions of the Warrants. The particular terms and provisions of the Warrants offered pursuant to a prospectus supplement, and the extent to which the general terms described below apply to those Warrants, will be described in such prospectus supplement. The following description and any description of Warrants in the applicable prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable warrant indenture or agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Warrants.

We may issue Warrants for the purchase of Preferred Shares or Common Shares. The Warrants may be issued independently or together with Preferred Shares or Common Shares offered by any prospectus supplement and may be attached to, or separate from, any such offered Securities. One or more warrant indentures or agreements between the Company and a warrant agent that the Company will name in the applicable prospectus supplement may be applicable to any issuance of Warrants. Under such warrant indenture or agreement, an original purchaser of Warrants will have a contractual right of rescission following the issuance of Securities of the Company to such purchaser, entitling the purchaser to receive the amount paid for the Warrants upon surrender of the Securities if this prospectus, the applicable prospectus supplement, or any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date such Warrants are issued.

Any prospectus supplement for Warrants will contain the terms and other information with respect to the Warrants being offered thereby, including: (i) the designation of the Warrants; (ii) the aggregate number of Warrants offered and the offering price; (iii) the designation, number and terms of the Preferred Shares or Common Shares purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers; (iv) the exercise price of the Warrants; (v) the dates or periods during which the Warrants are exercisable; (vi) the designation and terms of any Securities with which the Warrants are issued; (vii) if the Warrants are issued as a unit with another security, the date on and after which the Warrants and the other security will be separately transferable; (viii) the currency or currency unit in which the exercise price is denominated; (ix) any minimum or maximum amount of Warrants that may be exercised at any one time; (x) whether such Warrants will be listed on any securities exchange; (xi) any terms, procedures and limitations relating to the transferability or exercise of the Warrants; (xii) whether the Warrants will be issued in fully registered or “book-entry only” form; (xiii) any other rights, privileges, restrictions and conditions attaching to the Warrants; and (xiv) any other specific terms that are material to such Warrants.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

The following sets forth certain general terms and provisions of the Subscription Receipts. The Company may issue Subscription Receipts that may be exchanged by the holders thereof for other Securities of the Company upon the satisfaction of certain conditions. The particular terms and provisions of the Subscription Receipts offered pursuant to a prospectus supplement, and the extent to which the general terms described below apply to those Subscription Receipts, will be described in such prospectus supplement. The following description and any description of Subscription Receipts in the applicable prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to the applicable subscription receipt agreement and, if applicable, collateral arrangements and depositary arrangements relating to such Subscription Receipts.

We may issue Subscription Receipts that may be exchanged by the holders thereof for other Securities of the Company upon the satisfaction of certain conditions. The Subscription Receipts may be issued independently or together with other Securities of the Company and will be issued under a subscription receipt agreement. Under such subscription receipt agreement, an original purchaser of Subscription Receipts will have a contractual right of rescission following the issuance of Securities of the Company to such purchaser, entitling the purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities if this prospectus, the applicable prospectus supplement, or any amendment thereto, contains a misrepresentation, provided such remedy for rescission is exercised within 180 days of the date such Subscription Receipts are issued.

Any prospectus supplement for Subscription Receipts will contain the terms and conditions and other information with respect to the Subscription Receipts being offered thereby, including: (i) the number of Subscription Receipts; (ii) the price at which the Subscription Receipts will be offered and whether the price is payable in installments; (iii) conditions to the exchange of Subscription Receipts for other Securities of the Company and the consequences of such conditions not being satisfied; (iv) the procedures for the exchange of the Subscription Receipts for other Securities of the Company; (v) the number of Securities of the Company that may be exchanged upon exercise of each Subscription Receipt; (vi) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security; (vii) the dates or periods during which the Subscription Receipts may be exchanged for other Securities of the Company; (viii) whether the Subscription Receipts will be listed on any securities exchange; (ix) whether the Subscription Receipts will be issued in fully registered or “book-entry only” form; (x) any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts; and (xi) any other specific terms that are material to such Subscription Receipts.

DESCRIPTION OF UNITS

The following sets forth certain general terms and provisions of the Units. The particular terms and provisions of the Units offered pursuant to a prospectus supplement, and the extent to which the general terms described below apply to those Units, will be described in such prospectus supplement. The following description and any description of Units in the applicable prospectus supplement does not purport to be complete and is subject to and qualified in its entirety by reference to any agreement, collateral arrangements and depositary arrangements relating to such Units.

We may issue Units comprised of one or more of the other Securities described in this prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Consequently, the holder of a Unit will have the rights and obligations of a holder of each included Security (including, in the case of a Unit consisting of Warrants or Subscription Receipts, a contractual right of rescission). The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately at any time, or at any time before a specified date.

Any prospectus supplement for Units will contain the terms and other information with respect to the Units being offered thereby, including: (i) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately; (ii) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of any Securities comprising the Units; (iii) whether the Units will be issued in fully registered or “book-entry only” form; and (iv) any other specific terms that are material to such Units.

USE OF PROCEEDS

Unless otherwise indicated in a prospectus supplement, the net proceeds we receive from a sale of Securities will be added to our general funds and we may use them for general corporate purposes, including, but not limited to, the repayment or refinancing of debt, acquisitions, capital expenditures and working capital needs. Each prospectus supplement will contain specific information, if any, concerning the use of proceeds from that sale of Securities. We may invest all or a portion of such net proceeds in short-term marketable securities until the funds are required for a stated purpose. We may from time to time offer Securities and incur additional indebtedness other than through an offering under this prospectus and any applicable prospectus supplement. The Company will not receive any proceeds from any sale of Common Shares by the Selling Shareholder.

TRADING PRICE AND VOLUME

The Common Shares are listed on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) and commenced trading under the symbol “BRP” on April 1, 2011. The following tables show the monthly range of high and low prices per Common Share and the total volume of Common Shares traded on the TSX and NYSE during the 12-month period before the date of this Prospectus.

TSX Date	High ($Cdn.)	Low ($Cdn.)	Volume
October 2011	$7.31	$6.44	309,472
November 2011	$8.37	$7.20	150,851
December 2011	$8.31	$7.40	93,285
January 2012	$9.89	$7.97	51,718
February 2012	$10.66	$8.82	291,801
March 2012	$11.69	$9.80	185,438
April 2012	$11.44	$10.14	198,932
May 2012	$11.90	$10.75	115,549
June 2012	$11.50	$10.57	51,075
July 2012	$11.67	$10.85	680,915
August 2012	$14.26	$11.10	185,018
September 2012	$14.84	$13.76	119,718
October 2012	$17.55	$13.86	192,579
*Source: TMX Datalinx

NYSE Date	High ($U.S.)	Low ($U.S.)	Volume
October 2011	$7.32	$6.08	2,040,134
November 2011	$8.20	$6.98	1,341,133
December 2011	$8.16	$7.11	1,663,140
January 2012	$9.53	$7.80	1,049,316
February 2012	$10.63	$8.86	2,062,240
March 2012	$11.72	$9.75	3,483,696
April 2012	$11.62	$10.03	2,543,778
May 2012	$12.12	$10.60	2,963,472
June 2012	$11.28	$10.02	1,264,450
July 2012	$11.70	$10.60	1,528,003
August 2012	$14.55	$11.01	2,355,899
September 2012	$15.39	$13.95	2,985,676
October 2012	$17.88	$14.02	3,051,537
*Source: Bloomberg

On October 31, 2012, being the last day on which the Common Shares traded prior to the date of this prospectus, the closing price of the Common Shares was Cdn$17.27 per Common Share on the TSX and $17.30 per Common Share on the NYSE.

EARNINGS COVERAGE

Earnings coverage ratios will be provided as required in the applicable prospectus supplement with respect to the issuance of Securities pursuant to such prospectus supplement.

SELLING SHAREHOLDER

Brookfield Asset Management is the principal shareholder of the Company. As at the date hereof, Brookfield Asset Management beneficially owns or exercises control over (i) 73,493,112 Common Shares, representing approximately 72% of the issued and outstanding Common Shares.

During the 25 months that this prospectus remains valid, the Selling Shareholder may offer and sell Common Shares pursuant to this prospectus. The Selling Shareholder may also sell Common Shares other than pursuant to this prospectus under available exemptions from the prospectus requirements of Canadian securities legislation. The Selling Shareholder may sell none, some or all of the Common Shares qualified for distribution by it pursuant to this prospectus. The Company cannot predict when or in what amounts the Selling Shareholder may sell any of the Common Shares qualified for distribution by this prospectus.

PLAN OF DISTRIBUTION

The Securities offered hereby may be sold (i) through underwriters or dealers, (ii) directly to one or more purchasers, or (iii) through agents. The Securities may be sold at fixed prices or non-fixed prices, such as prices determined by reference to the prevailing price of the Securities in a specified market, at market prices prevailing at the time of sale or at prices to be negotiated with purchasers, which prices may vary as between purchasers and during the period of distribution of the Securities. The prospectus supplement for any of the Securities being offered thereby will identify the person offering Securities (the Company and/or, in the case of Common Shares, the Selling Shareholder) and will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters, dealers or agents, the purchase price of such Securities, the proceeds to, and the portion of expenses borne by, the Company and/or the Selling Shareholder, as applicable, from such sale, any underwriting discounts and other items constituting underwriters’ compensation, any public offering price and any discounts or concessions allowed, re-allowed or paid to dealers. Only underwriters so named in the prospectus supplement are deemed to be underwriters in connection with the Securities offered thereby.

The prospectus supplement for any Common Shares offered and sold by the Selling Shareholder will identify the number of Common Shares being sold by the Selling Shareholder, the number of Common Shares to be beneficially owned by Brookfield Asset Management after the distribution and, if the Selling Shareholder acquired any Common Shares in the 12 months preceding the date of the prospectus supplement, the cost to the Selling Shareholder of any such Common Shares in the aggregate and on a per security basis.

In connection with the sale of Securities, underwriters may receive compensation in the form of concessions or commissions from us or from purchasers of Securities for whom they may act as agents. Underwriters, dealers, and agents that participate in the distribution of Securities may be deemed to be underwriters and any commissions received by them from us and any profit on the resale of Securities by them may be deemed to be underwriting commissions under the United States Securities Act of 1933, as amended (the “Securities Act”). Any such person that may be deemed to be an underwriter with respect to Securities of any series will be identified in the prospectus supplement relating to such Securities.

Each prospectus supplement will also set forth the terms of the offering of the Securities being offered, including, to the extent applicable, the names of any underwriters or agents, the purchase price or prices of the offered Securities, the initial offering price, our proceeds from the sale of the offered Securities, any underwriting discounts and other items constituting underwriters’ compensation and any discounts or concessions allowed, re-allowed or paid to dealers.

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities offered by the prospectus supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed, re-allowed or paid to dealers may be changed from time to time.

The Securities may also be sold (i) directly by the Company and/or, in the case of Common Shares, the Selling Shareholder at such prices and upon such terms as agreed to by the Company and/or the Selling

Shareholder, as applicable, and the purchaser or (ii) through agents designated by the Company and/or the Selling Shareholder from time to time. Any agent involved in the offering and sale of the Securities in respect of which this prospectus is delivered will be named, and any commissions payable by the Company and/or the Selling Shareholder, as applicable, to such agent will be set forth, in the applicable prospectus supplement. Unless otherwise indicated in a prospectus supplement, any agent is acting on a best efforts basis for the period of its appointment.

The Company and/or the Selling Shareholder, as applicable, may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered hereby. Any such commission payable by the Company will be paid out of the general corporate funds of the Company. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the Selling Shareholder to indemnification by the Company and/or the Selling Shareholder, as applicable, against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Those underwriters, dealers and agents may be customers of, engage in transactions with or perform services for us or our subsidiaries in the ordinary course of business.

If so indicated in the applicable prospectus supplement, we may authorize dealers or other persons acting as our agents to solicit offers by certain institutions to purchase the offered Securities directly from us pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement, which will also set forth the commission payable for solicitation of these contracts.

Each series of the Preferred Shares will be a new issue of securities with no established trading market. Unless otherwise specified in a prospectus supplement relating to a series of Preferred Shares, the Preferred Shares will not be listed on any securities or stock exchange or on any automated dealer quotation system. Certain broker-dealers may make a market for the Preferred Shares but will not be obligated to do so and may discontinue any market-making activities at any time without notice. No assurance can be given that any broker-dealer will make a market for the Preferred Shares of any series or as to the liquidity of the trading market, if any, for the Preferred Shares of any series.

In connection with any offering of the Securities (unless otherwise specified in a prospectus supplement), the underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities offered at levels other than those which might otherwise prevail on the open market. These transactions may be commenced, interrupted or discontinued at any time.

RISK FACTORS

An investment in Securities is subject to a number of risks. Before deciding whether to invest in Securities, investors should consider carefully the risks relating to the Company as described elsewhere in this prospectus and in the information incorporated by reference in this prospectus (including subsequently filed documents incorporated by reference) and, if applicable, those described in a prospectus supplement for a specific offering of Securities. Prospective investors should consider the risks identified in the sections entitled “Risks Related to the Business of the Corporation” and “Risks Related to the Corporation’s Common Shares” of our annual information form dated March 30, 2012 and in the section entitled “Quantitative and Qualitative Disclosure about Market Risk” of our management’s discussion and analysis of our financial condition and results of operations for the unaudited condensed consolidated financial statements and the notes thereto as at June 30, 2012 and for the three and six months ended June 30, 2012 and 2011, both of which are incorporated by reference in this prospectus, and to the risks described in any annual information forms and management’s discussion and analysis of our financial condition and results of operations subsequently filed by us. If any of the events or developments discussed in these risk factors actually occurs, our business, financial condition, results of operations, or the value of the Securities could be adversely affected.

CERTAIN INCOME TAX CONSIDERATIONS

Applicable prospectus supplements may describe certain Canadian and United States federal income tax consequences generally applicable to investors arising from purchasing, holding, and disposing of Securities. However, prospective investors are cautioned and advised to consult with their own independent tax advisors and legal counsel as necessary prior to purchasing Securities.

AUDITORS, TRANSFER AGENT AND REGISTRAR

Deloitte & Touche LLP, the Company’s external auditor, is independent of the Company in accordance with the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta and the Public Company Accounting Oversight Board, United States.

The transfer agent and registrar of the Company is CIBC Mellon Trust Company at its principal office in Toronto, Ontario, Canada. Canadian Stock Transfer Company Inc. acts as the administrative agent for CIBC Mellon Trust Company. CIBC Mellon Trust Company maintains registers for the transfer of the Company’s Common Shares at its offices in Toronto, Ontario in Canada and through American Stock Transfer & Trust Company, LLC in Brooklyn, New York in the United States.

LEGAL MATTERS

Unless otherwise specified in a prospectus supplement, certain matters of Canadian and United States law relating to the validity of the Securities will be passed upon for us by Goodmans LLP (“Goodmans”), Toronto, Ontario, and Dorsey & Whitney LLP (“Dorsey”), Seattle, Washington and Vancouver, British Columbia, respectively. As of November 1, 2012, the partners and associates of Goodmans and Dorsey, as a group, beneficially own, directly or indirectly, less than one percent of our outstanding securities or outstanding securities of any of our associates or affiliates.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the Commission as part of the registration statement of which this prospectus forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) consent of accountants; and (iii) powers of attorney.

ENFORCEABILITY OF CIVIL LIABILITIES

Brookfield Residential is incorporated under the laws of the Province of Ontario. In addition, some of Brookfield Residential’s directors and officers reside outside of the United States and a significant portion of their assets and the assets of Brookfield Residential are located outside of the United States. Consequently, it may be difficult for persons to effect service within the United States upon us, our directors and officers, or the experts named in this prospectus and any documents incorporated by reference in this prospectus or to enforce against us or them judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States or any state of the United States.

PURCHASERS’ CONTRACTUAL RIGHTS OF RESCISSION

Original purchasers of Subscription Receipts or Warrants (or Units comprised partly thereof) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of a Subscription Receipt or Warrant. The contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, upon surrender of the underlying securities acquired thereby, in the event that this prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this prospectus. Original purchasers are further advised that in certain provinces the statutory right of action for damages in connection with a prospectus misrepresentation is limited to the amount paid for the convertible, exchangeable or exercisable security that was purchased under a prospectus, and therefore a further payment at the time of conversion, exchange or exercise may not be recoverable in a statutory action for damages. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights, or consult with a legal advisor.

8,000,000 Common Shares

BROOKFIELD RESIDENTIAL PROPERTIES INC.

PROSPECTUS SUPPLEMENT

November 14, 2012

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Mitsubishi UFJ Securities

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